RUBICON MINERALS CORPORATION

2007 A N N U A L A N D S P E C I A L G E N E R A L M E E T I N G Place: Time: Date:

Notice of Annual and Special General Meeting of Shareholders

Management Information Circular

The Marriott Hotel - Eaton Centre

525 Bay Street

Toronto, ON CANADA

10:00 a.m. (Toronto time)

Monday, May 14, 2007

RUBICON MINERALS CORPORATION

C O R P O R A T E D A T A

Head Office

Suite 1540 - 800 West Pender Street

Vancouver, BC V6C 2V6

Telephone: (604) 623-3333

Facsimile: (604) 623-3355

E-mail: rubicon@rubiconminerals.com

Web site: www.rubiconminerals.com

Directors & Officers

David W. Adamson, Director, President & CEO

William J. Cavalluzzo, VP Investor Relations

Robert G. Lewis, Chief Financial Officer
Michael Vande Guchte, Manager, Corporate Development
David R. Reid, Director
Philip S. Martin, Director
John R. Brodie, Director
Kevin D. Sherkin, Director
Christopher J. Bradbrook, Director

Solicitors

Davis & Company LLP

2800 Park Place

666 Burrard Street

Vancouver, BC V6C 2Z7

Auditors

De Visser Gray, Chartered Accountants

401 - 905 West Pender Street

Vancouver, BC V6C 1L6

Registrar & Transfer Agent

Computershare Investor Services Inc.

4th Floor, 510 Burrard Street

Vancouver, BC V6C 3B9

Listings

Toronto Stock Exchange

TSX Trading Symbol: RMX

American Stock Exchange
AMEX Trading Symbol: RBY

Registered under Section 20F of
U.S. Securities & Exchange Act of 1934

RUBICON MINERALS CORPORATION

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of Shareholders (the “Meeting”) of RUBICON MINERALS CORPORATION (the “Company”) will be held in The Marriott Hotel - Eaton Centre, 525 Bay Street, Toronto, ON, on Monday, May 14, 2007, at the hour of 10:00 a.m. (Toronto time), for the following purposes:

1.	to receive and consider the financial statements of the Company for the financial year ended December 31, 2006 together with the report of the auditors thereon;

2.	to appoint auditors of the Company for the ensuing year;

3.	to elect directors of the Company for the ensuing year;

4.
to consider and, if thought fit, to approve and adopt the ordinary resolution as set out in the Management Information Circular (the “Circular”) of the Company dated April 2, 2007, approving the new Stock Option Plan of the Company;

5.
to consider and, if thought fit, to approve and adopt the ordinary resolution as set out in the Circular, approving the issuance of in excess of 25% of the Company’s currently issued securities in connection with the acquisition by the Company of the Alaska and Nevada Properties with a concurrent financing by way of unit private placement, and the creation of a new control person which will result therefrom, all as more particularly described in the Circular; and

6.	to transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting are the Circular, form of proxy and Financial Statement Request Form. Financial information concerning the Company is provided in the Company’s comparative financial statements and Management’s Discussion and Analysis for the financial year ended December 31, 2006, which are available online at www.sedar.com and which, upon request, will be sent without charge to any securityholder of the Company.

Shareholders who are unable to attend the Meeting in person are requested to read the information on the reverse of the enclosed form of proxy and then to complete, date, sign and deposit the form of proxy in accordance with the instructions set out in the Proxy and in the Circular.

BY ORDER OF THE BOARD

(signed) “David W. Adamson”
President and CEO
Vancouver, BC
April 2, 2007

RUBICON MINERALS CORPORATION

Suite 1540 - 800 West Pender Street

Vancouver, BC

V6C 2V6

Telephone: (604) 623-3333

Facsimile: (604) 623-3355

www.rubiconminerals.com

MANAGEMENT INFORMATION CIRCULAR
containing information as at April 2, 2007, unless otherwise noted

SOLICITATION OF PROXIES

Solicitation of Proxies by Management

This Management Information Circular (“Circular”) is being furnished in connection with the solicitation of proxies by the management of Rubicon Minerals Corporation (the “Company”) for use at the Annual and Special General Meeting of the shareholders of the Company to be held on Monday, May 14, 2007 (the “Meeting”) at the time and place and for the purposes set forth in the accompanying Notice of Meeting and any adjournment thereof.

Cost and Manner of Solicitation

While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone, facsimile or electronically by the directors and regular employees of the Company or other proxy solicitation services. In accordance with National Instrument 54-101, arrangements have been made to forward solicitation materials to the beneficial owners of Common shares of the Company. All costs of solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

Appointment of Proxy

A shareholder entitled to vote at the Meeting may, by means of a properly executed and deposited proxy, appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders of the Company, to attend and act at the Meeting for the shareholder and on the shareholder’s behalf.

The individuals named in the enclosed form of proxy are the President and Chief Executive Officer of the Company and the Vice-President, Investor Relations, of the Company (the “Management Designees”). A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed, dated and signed form of proxy is deposited with Computershare Investor Services Inc., not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or is delivered to the chair of the Meeting prior to the commencement of the Meeting or an adjourned meeting. Proxies may be sent to Computershare Investor Services Inc. using one of the following methods:

BY MAIL:	Computershare Investor Services Inc. 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1

OR IF YOU HAVE A CONTROL NUMBER, A HOLDER ACCOUNT NUMBER AND AN ACCESS NUMBER ON THE FACE OF THE PROXY, YOU ARE ALTERNATIVELY ABLE TO VOTE:
BY TELEPHONE:	1-866-732-8683, or
BY INTERNET:	www.computershare.com/proxy

Revocation of Proxy

A shareholder who has given a proxy may revoke it by an instrument in writing duly executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, 2800 Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2Z7, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the chair of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

In addition, a proxy may be revoked by a shareholder properly completing, executing and depositing another form of proxy bearing a later date at the offices of Computershare Investor Services Inc. within the time period and in the manner set out under the heading “Appointment of Proxy” above or by the shareholder personally attending the Meeting, withdrawing his or her prior proxy and voting the shares.

Voting of Proxies and Exercise of Discretion by Proxyholders

Unless a poll is called for or required by law, voting at the Meeting will be by a show of hands. Common shares represented by a properly completed, executed and deposited proxy are only entitled to be voted on any poll and, where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the shares will, on a poll, be voted or withheld from voting in accordance with the specification so made.

IF A CHOICE WITH RESPECT TO ANY MATTER IS NOT CLEARLY SPECIFIED IN THE PROXY, THE MANAGEMENT DESIGNEES WILL VOTE THE SHARES REPRESENTED BY THE PROXY “FOR” SUCH MATTER.

The enclosed form of proxy when properly completed, executed and deposited and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the accompanying Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the Management Designees to vote in accordance with their best judgment on such matters or business. At the date of this Circular, management knows of no such amendment, variation or other matter which may be presented to the Meeting.

Advice to Beneficial Holders of Common Shares

Only registered holders of Common shares of the Company or the persons they validly appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common shares beneficially owned by a person (a “Non-Registered Holder”) are registered either: (i) in the name of an intermediary (an “Intermediary”) (including banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans) that the Non-Registered Holder deals with in respect of the shares, or (ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant.

Distribution to NOBOs

In accordance with the requirements of the Canadian Securities Administrators and National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI-54-101”), the Company will have caused its agent to distribute copies of the Notice of Meeting and this Circular (collectively, the “meeting materials”) as well as a Voting Instruction Form directly to those Non-Registered Holders who have provided instructions to an Intermediary that such Non-Registered Holder does not object to the Intermediary disclosing ownership information about the beneficial owner (“Non-Objecting Beneficial Owner” or “NOBO”).

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for Voting Instruction Form enclosed with mailings to NOBOs.

The meeting materials distributed by the Company’s agent to NOBOs include a scannable Voting Instruction Form. Please carefully review the instructions on the Voting Instruction Form for completion and deposit.

Distribution to OBOs

In addition, the Company will have caused its agent to deliver copies of the meeting materials to the clearing agencies and Intermediaries for onward distribution to those Non-Registered Shareholders who have provided instructions to an Intermediary that the beneficial owner objects to the Intermediary disclosing ownership information about the beneficial owner (“Objecting Beneficial Owner” or “OBO”).

Intermediaries are required to forward the meeting materials to OBOs unless an OBO has waived his or her right to receive them. Intermediaries often use service companies such as ADP to forward the meeting materials to OBOs. Generally, those OBOs who have not waived the right to receive meeting materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the OBO, but  which  is  otherwise uncompleted. This form of proxy need not be signed by the OBO. In this case, the OBO who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare Investor Services Inc. in the manner set out above under “Appointment of Proxy”, with respect to the Common shares beneficially owned by such OBO; OR

    (b) more typically, be given a voting registration form which is not signed by the Intermediary and which, when properly completed and signed by the OBO and returned to the Intermediary or its service company, will constitute authority and instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code or other information. In order for the form of proxy to validly constitute a proxy authorization form, the OBO must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit the OBO to direct the voting of the shares he or she beneficially owns.

Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the persons named in the form and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions, including those regarding when and where the proxy or proxy authorization form is to be delivered.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities

The Company’s authorized share structure consists of an unlimited number of Common shares without par value. As at March 30, 2007, the Company has issued and outstanding 77,464,505 fully paid and non-assessable Common shares, each Common share carrying the right to one vote. The Company has no other classes of voting securities. The Common shares have attached thereto the following preferences, rights, conditions, restrictions, limitations, or prohibitions:

Voting

The holders of Common shares shall be entitled to receive notice of and attend any meeting of the shareholders and shall, in respect of each Common share held, be entitled to vote at any meeting of the shareholders of the Company and have one vote in respect of each Common share held by them.

Dividends

The holders of Common shares shall be entitled to receive, out of all profits or surplus available for dividends, any dividend declared by the Directors from time to time.

Participation in Assets on Dissolution

In the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary or on a distribution of assets when the Company has ceased to carry on business, the holders of the Common shares shall be entitled to share equally in the assets of the Company.

Unless otherwise specified, all items referred to herein which require a call for the voting of the Common shares will be by way of ordinary resolution which means a resolution passed by the shareholders of the Company by a simple majority of the votes cast in person or by proxy.

Record Date

Any Shareholder of record at the close of business on March 30, 2007 (the “Record Date”) who either personally attends the Meeting or who has submitted a properly executed and deposited form of proxy in the manner and subject to the provisions described above and which has not been revoked shall be entitled to vote or to have his or her shares voted at the Meeting or any adjournment thereof.

Principal Holders

To the knowledge of the directors and senior officers of the Company, as at March 30, 2007, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over Common shares carrying more than 10% of the voting rights attached to all outstanding Common shares of the Company.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Circular and in the Company’s Management Circular dated July 7, 2006, a copy of which is available on line at www.sedar.com, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company’s last completed financial year and no associate or affiliate or any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

STATEMENT OF EXECUTIVE COMPENSATION

Executive Officers

For the purposes of this Circular, the following terms have the following meanings:

“CEO” of the Company means each individual who served as Chief Executive Officer of the Company or acted in a similar capacity during the most recently completed financial year;

“CFO” of the Company means each individual who served as Chief Financial Officer of the Company or acted in a similar capacity during the most recently completed financial year;

“Executive Officer” means any chairman or Vice-Chairman of the board of directors of the Company, where the functions of the office are performed on a full-time basis, the President, any Vice-President in charge of a principal business unit, division or function such as sales, finance or production and an officer of the Company or of a subsidiary of the Company who performed a policy-making function in respect of the Company, whether or not the officer is also a director of the Company or the subsidiary of the Company.

“Named Executive Officer” means

each Chief Executive Officer;

each Chief Financial Officer;

each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000; and

any additional individuals who would have been included under paragraph (iii) were it not for the fact that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

“Stock Appreciation Right” (“SAR”) means a right, granted by the Company or any of its subsidiaries, as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

“Long-Term Incentive Plan” (“LTIP”) means any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the Company or an affiliate of the Company, the price for the Company’s securities, or any other measure, but does not include option or SAR plans or plans for compensation through restricted shares or restricted share units.

Summary of Compensation

The following table sets forth all compensation paid by the Company and/or its subsidiaries for the financial years ended December 31, 2006, 2005 and 2004, in respect of the individuals who were, at December 31, 2006, the Chief Executive Officer, the Vice-President, Investor Relations and the Chief Financial Officer of the Company (together the “Named

Executive Officers”). There are no other executive officers of the Company whose salary and bonus exceeded $150,000 during those financial years.

Summary Compensation Table

		Annual Compensation			Long Term Compensation			All Other Compensation
					Awards		Payouts
Name and Principal Position	Period	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Option/ SAR’s granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
David W. Adamson President & CEO	2006 2005 2004	195,000(1) 195,000(1) 130,000(1)	75,000(2) - 40,000(2)	- - -	- 250,000(3) -	- - -	- - -	- 7,500(4) -
William J. Cavalluzzo Vice-President, Investor Relations	2006 2005 2004	167,500(5) 130,000(5) 60,000(5)	50,000(2) - 25,000	- - -	- 250,000(3) -	- - -	- - -	- 7,500(4) -
Robert G. Lewis CFO	2006 2005 2004	110,000 (6) 29,615(6) N/A	60,000(8) - -	- - -	- 150,000(7) -	- - -	- - -	- - -

Notes:

(1) Salary paid pursuant to an Employment Agreement dated January 1, 2002. See “Termination of Employment, Change in Responsibilities and Employment Contracts” below for particulars.
(2) The bonuses for 2006 were awarded and paid in 2007 except for $40,000 (of the listed $50,000) paid to William Cavalluzzo in 2006. The bonuses for 2004 were awarded in 2004 and paid in 2005.
(3) Stock options granted on January 6, 2005 exercisable until January 6, 2010 originally at $1.18 per share. The exercise price was adjusted to $0.77 per share as a result of the Plan of Arrangement. See “Option and SAR Repricings - Plan of Arrangement” below for particulars.
(4) David W. Adamson and William J. Cavalluzzo received directors’ fees from Africo Resources Ltd. in which the Company was then a major shareholder.
(5) Salary paid pursuant to Employment Agreement dated January 1, 2002. See “Termination of Employment, Change in Responsibilities and Employment Contracts” below for particulars. Included is a payment of $37,500 for past accrued vacation pay.
(6) Robert G. Lewis was appointed the CFO of the Company on September 22, 2005. Salary paid pursuant to an Employment Agreement dated September 1, 2005. See “Termination of Employment, Change in Responsibilities and Employment Contracts” below for particulars.
(7) Stock option granted on September 12, 2005 exercisable until September 12, 2010 originally at $0.74 per share. The exercise price was adjusted to $0.48 per share effective December 8, 2006 as a result of the Plan of Arrangement. See “Option and SAR Repricings - Plan of Arrangement” below for particulars.

Long Term Incentive Plan Awards

The Company does not have a long term incentive plan for the Named Executive Officers.

Grant of Stock Options/SAR’s

No stock options were granted to the Named Executive Officers during the financial year ended December 31, 2006.

Exercise of Stock Options/Aggregate Year End Value

The following table sets forth particulars of stock options exercised during the financial year ended December 31, 2006 by the Named Executive Officers, and the financial year end value of unexercised stock options on an aggregate basis held by the Named Executive Officers as at December 31, 2006.

Aggregated Option/SAR Exercises During the Financial Year Ended December 31, 2006

And Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in the Money-Options at FY-End ($) Exercisable/Unexercisable
David W. Adamson President & CEO	-	-	387,500 (exercisable)(1) 37,500 (unexercisable)	106,125 (exercisable) (2) 6,375 (unexercisable)
William J. cavalluzzo Vice-President, Investor Relations	-	-	387,500 (exercisable)(1) 37,500 (unexercisable)	106,125 (exercisable) (2) 6,375 (unexercisable)
Robert Lewis CFO	-	-	64,284 (exercisable)(3) 85,716 (unexercisable)	29,570 (exercisable)(2) 39,429 (unexercisable)

Notes:

(1) Stock options granted on August 8, 2002 to purchase 175,000 Common shares originally at $0.83 per share and stock options granted on January 6, 2005 to purchase 250,000 Common shares originally at $1.18 per share (15% not vested at December 31, 2006). Exercise prices adjusted to $0.54 and $0.77 per share respectively as a result of the Plan of Arrangement. See “Option and SAR Repricings - Plan of Arrangement” below for particulars.
(2) The aggregate dollar value of in-the-money unexercised stock options is based on the closing price of the Common shares of the Company on the TSX on December 29, 2006 of $0.94 per share and represents the difference between such closing price and the exercise price as if the stock options had been exercised on December 29, 2006.
(3) Stock option granted on September 12, 2005, to purchase 150,000 Common shares originally at $0.74 per share (28.57% not vested at December 31, 2006). Exercise price adjusted to $0.48 per share as a result of the Plan of Arrangement. See “Option and SAR Repricings - Plan of Arrangement” below for particulars.

Option and SAR Repricings

The table set out below provides particulars of stock options held by the Named Executive Officers which were repriced downward during the financial year ended December 31, 2006 as a result of a plan of arrangement.

Plan of Arrangement

As a result of a plan of arrangement (“Plan of Arrangement”) which the Company entered into with Paragon Minerals Corporation (“Paragon”), CopperCo Resource Corp. (now Africo Resources Ltd.) (“Africo”) and Africo Resources Ltd. (now Africo Resources (B.C.) Ltd.), the exercise prices of all of the outstanding stock options of the Company were adjusted to reflect the transfer by the Company of its African and Newfoundland assets to Africo and Paragon, respectively, under the Plan of Arrangement. In addition, as a result of the Plan of Arrangement, each holder of a stock option to purchase Common shares of the Company also received: (i) a stock option to purchase Common shares of Paragon (TSXV) on the basis of 1/6 of a Paragon option for each Company option and (ii) a stock option to purchase Common shares of Africo (TSX) on the basis of 0.0924893 of an Africo option for each Company option. The new exercise price for each option was determined by calculating the weighted average trading price of the shares of the Company, Paragon or Africo, as the case may be, on the TSX or TSXV as applicable from December 15 to 21, 2006, being the first five trading days on which such shares traded on such stock exchange after the effective date of the Plan of Arrangement (“Trading Price”) and multiplying the Trading Price by the original exercise price of the relevant company option and then dividing that result by an amount equal to the aggregate of the result of multiplying the Trading Price by the relevant share exchange ratio. The Trading Prices were determined to be in the case of the Company $1.12, in the case of Paragon $0.84, in the case of Africo $4.00 For further particulars relating to the formula for adjusting and setting of these stock option prices, see s.3.3 of the Plan of Arrangement which forms Appendix I to the Arrangement Agreement set out in Schedule D to the Company’s Management Information Circular dated July 7, 2006. A copy is available on the SEDAR website at www.sedar.com.

Table of Option and SAR Repricings
Name	Date of Repricing(1)	Securities Under Options/SARs Repriced or Amended (#)	Market Price of Securities at Time of Repricing or Amendment ($/Security)(1)	Exercise Price at Time of Repricing or Amendment ($/Security)	New Exercise Price($/Security)	Length of Original Option Term Remaining at Date of Repricing or Amendment
David W. Adamson President & CEO	December 21, 2006	175,000 250,000	$0.92 $0.92	$0.83 $1.18	$0.54 $0.77	August 8, 2007 January 6, 2010
William J. Cavalluzo Vice-President, Investor Relations	December 21, 2006	175,000 250,000	$0.92 $0.92	$0.83 $1.18	$0.54 $0.77	August 8, 2007 January 6, 2010
Robert G. Lewis CFO	December 21, 2006	150,000	$0.92	$0.74	$0.48	September 12, 2010

Note:

(1) Under the Plan of Arrangement, the repricing of the stock options was calculated using the weighted average price of the shares of the Company on the TSX for the five trading days from December 15-21, 2006, which was determined to be $1.045, however the shares of the Company closed at $0.92 on December 21, 2006. See “Plan of Arrangement” above for particulars.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have defined benefit or actuarial plans for the Named Executive Officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

By an employment agreement dated January 1, 2002, the Company engaged the services of David W. Adamson as President and CEO, and to provide geological services to the Company. Initially, Mr. Adamson received a salary of $78,000 per annum which was increased to $130,000 effective January 1, 2004 and $195,000 effective January 1, 2005. This employment agreement has a term of three years and is automatically renewed for further terms of one year unless notice is given to terminate the agreement by either party. This agreement includes a provision for annual bonus review by the compensation committee. This agreement also provides that in the event of a significant change in the affairs of the Company such as a takeover bid, change of control of the Board, the sale, exchange or other disposition of a majority of the outstanding common shares of the Company, the merger or amalgamation or other corporate restructuring of the Company in a transaction or series of transactions in which the Company’s members receive less than 51% of outstanding common shares of the new or continuing corporation (“Significant Change”), then at the option of Mr. Adamson exercisable at any time within 18 months after the date of the Significant Change, Mr. Adamson may elect to continue to be employed by the Company or give notice of termination in which event the Company shall pay Mr. Adamson an amount equal to two times the annual salary then in effect.

By an employment agreement dated January 1, 2002, the Company engaged the services of William J. Cavalluzzo as Vice-President, Investor Relations of the Company, under which he initially received a salary of $60,000 per annum which was increased to $130,000 effective January 1, 2005. This employment agreement has a term of three years and automatically is renewed for further terms of one year unless notice is given to terminate the agreement by either party. This agreement includes a provision for annual bonus review by the compensation committee. This agreement also provides that in the event of a Significant Change, then at the option of Mr. Cavalluzzo exercisable at any time within 6 months after the date of the Significant Change, Mr. Cavalluzzo may elect to continue to be employed by the Company or give notice of termination, in which event the Company shall pay Mr. Cavalluzzo an amount equal to two times the annual salary then in effect.

By an employment agreement dated September 12, 2005, the Company engaged the services of Robert Lewis as Chief Financial Officer of the Company, under which he received a salary of $100,000 per annum which was increased to $120,000 on July 1, 2006. This employment agreement has a term of three years and automatically is renewed for further terms of one year unless notice is given to terminate the agreement by either party. This agreement includes a provision for annual bonus review by the compensation committee. This employment agreement provides that in the event of a Significant Change, then at the option of Mr. Lewis exercisable at any time within 6 months after the date of the Significant Change, Mr. Lewis may elect to continue to be employed by the Company or give notice of termination in which event the Company shall pay Mr. Lewis an amount equal to two times the annual salary then in effect.

The criteria used to determine the amount payable to the Named Executive Officers was based on industry standards and the Company’s financial circumstances. The employment agreements with the Named Executive Officers and subsequent increases in salaries were accepted by the Board of Directors based on recommendations of the Compensation Committee.

Composition of the Compensation Committee

The Compensation Committee of the Company consists of Christopher J. Bradbrook (Chair), Philip S. Martin and John Brodie, FCA, all of whom are independent directors. David R. Reid resigned as Chair of the Compensation Committee on June 14, 2006, at which time Mr. Bradbrook was appointed Chair. No member of the Compensation Committee was, during the most recently completed financial year, an officer or an employee or former officer of the Company or any other subsidiaries, or indebted to the Company or any other subsidiaries or another entity in which the Company or its subsidiaries has provided a guarantee, support agreement, letter of credit or other similar arrangements or understanding in support of such indebtedness. Other than as disclosed in this Circular, no member of the Compensation Committee had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Report on Executive Compensation

Role of the Compensation Committee

The compensation of the Company’s executive officers and the recommendations with respect to the Company’s Stock Option Plan are determined by the Compensation Committee. Interested executives do not participate in decisions of the Compensation Committee regarding their remuneration. The Compensation Committee has, as part of its review and evaluation process, engaged independent third party executive compensation consultants and relied in part on reports prepared by such consultants.

In order to attract and retain key personnel, the Company employs a combination of base compensation and equity participation through the Stock Option Plan. In establishing levels of remuneration and in granting stock options and bonuses, the executive’s performance, level of expertise, responsibilities, length of service to the Company and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry are taken into consideration.

The Stock Option Plan is administered by the Compensation Committee. The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance. Stock option grants are considered when reviewing executive officer compensation packages as a whole.

Base Salary

In the Compensation Committee’s view, paying base compensation that is competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives.

The base salary of each particular executive officer is determined by an assessment by the Compensation Committee of such executive officer’s responsibilities, performance, a consideration of competitive compensation levels in companies similar to the Company and a review of the performance of Rubicon as a whole and the role such executive officer played in such company performance.

Bonus

Bonuses are performance based short-term financial incentives and will be paid based on certain indicators such as personal performance, team performance and/or the Company’s financial performance. Bonus levels will be, in part, determined by level of position with the Company.

Long-Term Incentive

The Company provides a long-term incentive by granting stock options to executive officers in accordance with the policies of the Toronto Stock Exchange. On May 6, 2003, the Board adopted a Stock Option Plan to provide incentive to directors, officers, employees and consultants which was amended on April 19, 2004 to increase the number of shares reserved under the Plan. Any options granted permit executive officers to acquire Common shares at an exercise price equal to the closing market price of such shares under option on the trading day immediately preceding the date on which the option was granted, less any discounts permitted under the policies of the stock exchange on which the Common shares of the Company are listed. At the Meeting, the Company will seek shareholder approval for a new Stock Option Plan. See “Stock Option Plan”.

The objective of granting options is to encourage executive officers to acquire an ownership interest in the Company over a period of time, which acts as a financial incentive for such executive officer to consider the long-term interests of the Company and its shareholders.

CEO Compensation

The components of the CEO’s compensation are the same as those that apply to all of the Company’s executive officers, namely base compensation, performance bonuses and long-term incentives in the form of stock options. The general compensation philosophy of the Company for executive officers is to provide a level of compensation that is competitive within the North American marketplace and that will attract and retain individuals with the experience and qualifications necessary for the Company to be successful, and to provide long-term incentive compensation which aligns the interest of executives with those of the shareholders of the Company and provide long-term incentives to members of senior management whose actions have a direct and identifiable impact on the performance of the Company and who have had a material responsibility for long-range strategy development and implementation.

In establishing the CEO’s compensation, the Compensation Committee reviews salaries paid to other executive officers in the Company, salaries paid to other CEO’s in the industry and the CEO’s contribution to the affairs of the Company and makes recommendations to the Board.

See “Executive Compensation - Summary Compensation Table” above for more information on remuneration of Named Executive Officers.

The foregoing report has been submitted by: Christopher J. Bradbrook (Chair),

Philip S. Martin and John Brodie, FCA

Members of the Compensation Committee

Performance Graph

The following chart compares the yearly percentage change in the cumulative total shareholder return on the Common shares of the Company against the cumulative total shareholder return of the S&P/TSX Index (Total Return Index Value)

and the TSX Gold and Precious Minerals Sub-Index (Total Return Index Value) for the fiscal periods 2002 through 2006, assuming a $100 initial investment with all dividends reinvested.

	2002	2003	2004	2005	2006(2)
Rubicon Minerals Corporation	$100.00	$126.55	$107.08	$88.50	$83.19
S&P/TSX Composite Index(1)	$100.00	$124.29	$139.79	$170.42	$195.15
S&P/TSX Composite - Precious Metals & Minerals Sub-index(1)	$100.00	$141.74	$117.52	$132.16	$153.34

Note:

(1)	Each Index for years 2002 through 2006 is as at December 31.

(2)	Reflects post plan of arrangement share price following distribution of Africo and Newfoundland assets to new companies.

Compensation of Directors

During the fiscal year ended December 31, 2006, the Company paid cash compensation, directly or indirectly, to directors of the Company other than the Named Executive Officers (the “Other Directors”) as follows:

(a)J. Garfield MacVeigh, former Chairman of the Board and former director: $120,000 for services as an officer and for providing geological services to the Company.

(b) David R. Reid, director: The Company accrued or paid Davis & Company LLP, the Company’s legal counsel $858,090 in 2006 of which Paragon Minerals Corporation reimbursed $150,000 for legal services in connection with the Plan of Arrangement. David R. Reid, a director of the Company, is a senior partner of Davis & Company LLP.

By an employment agreement dated August 1, 1996, the Company engaged the services of J. Garfield MacVeigh to act initially as President and CEO, and to provide geological services to the Company. Under the employment agreement, Mr. MacVeigh initially received a salary of $60,000 per annum for a term of three years ending on July 31, 1999, which has been automatically renewed annually on the anniversary date for further terms of one year each. The employment agreement continued in effect when Mr. MacVeigh resigned as President and CEO to become Chairman of the Board. Mr. MacVeigh’s salary was increased to $85,000 per annum effective January 1, 2004 and to $120,000 effective January 1, 2005. This employment agreement provides that in the event of a Significant Change, then at the option of Mr. MacVeigh exercisable at any time within 6 months after the date of the Significant Change, Mr. MacVeigh may elect to continue to be employed by the Company or give notice of termination in which event, the Company shall pay Mr. MacVeigh an amount equal to two times the annual salary then in effect. Mr. MacVeigh resigned as a director and Chairman of the Board of the Company effective February 15, 2007.

Other than as set out above, the Company has no pension plan and no standard or other arrangement for compensation to the Other Directors except for fees to the independent directors, and the granting of stock options.

The independent directors are paid a quarterly fee, in advance, of $3,000 plus $500 for each director's’ meeting or committee meeting attended and an additional quarterly fee of $750 if they hold the position of chair of any committee. For the financial year ended December 31, 2006, the Company paid Philip S. Martin a total of $21,500, John R. Brodie, FCA a total of $22,000, Kevin D. Sherkin a total of $20,500 and Christopher Bradbrook a total of $18,500 in directors fees.

No stock options were granted to the Other Directors by the Company during the financial year ended December 31, 2006. The table set out below provides particulars of stock options held by the non-executive Directors which were repriced downward during the financial year ended December 31, 2006 as a result of a plan of arrangement. See “Option and SARs Repricing” above for further details.

Table of Option and SAR Repricings - Non-Executive Directors

Name	Date of Repricing(1)	Securities Under Options/SARs Repriced or Amended (#)	Market Price of Securities at Time of Repricing or Amendment ($/Security)(1)	Exercise Price at Time of Repricing or Amendment ($/Security)	New Exercise Price($/Security)	Length of Original Option Term Remaining at Date of Repricing or Amendment
David R. Reid	December 21, 2006	175,000 200,000	$0.92 $0.92	$0.83 $1.18	$0.54 $0.77	August 8, 2007 January 6, 2010
Christopher J. bradbrook	December 21, 2006	200,000	$0.92	$0.86	$0.56	December 14, 2010
John R. Brodie	December 21, 2006	150,000	$0.92	$1.18	$0.77	January 28, 2010
Philip S. Martin	December 21, 2006	225,000 150,000	$0.92	$0.84 $1.18	$0.55 $0.77	July 18, 2007 January 6, 2010
kevin D. sherkin	December 21, 2006	200,000	$0.92	$1.18	$0.77	January 28, 2010
garfield Macveigh	December 21, 2006	250,000	$0.92	$1.18	$0.77	January 6, 2010

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of the Company’s compensation plans under which equity securities of the Company are authorized for issuance at December 31, 2006.

Equity Compensation Plan Information

• Plan Category	• Number of securities to be issued upon exercise of outstanding options warrants and rights	• Weighted-average exercise price of outstanding options, warrants and rights	• Number of securities remaining available for future issuance under equity compensation plans
• Equity compensation plans approved by securityholders	• 3,798,748	• $0.73	• 1,394,039
• Equity compensation plans not approved by securityholders	• N/A	• N/A	N/A
• Total	• 3,798,748	•	• 1,394,039

Note:

(1)
As at December 31, 2006, of the 7,877,415 options which are reserved for the granting of stock options under the Company’s Plan, 2,684,628 had been granted and exercised, an additional 3,798,748 had been granted and remained outstanding and remaining 1,394,039 were available for future grants.

The Company adopted a “fixed number” stock option plan under the policies of the TSX Venture Exchange on May 6, 2003 which was approved by the shareholders of the Company at the 2003 annual meeting. On March 30, 2007, the Company adopted a new Stock Option Plan to comply with the rules of the Toronto Stock Exchange (“TSX”), which the shareholders will be requested to approve at the Meeting. See “Stock Option Plan” below for the material terms of the new Stock Option Plan as compared to the present plan. The Company has no other form of compensation plan under which equity securities of the Company are authorized for issuance to employees or non-employees in exchange for consideration in the form of goods and services.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND OFFICERS

During the financial year ended December 31, 2006, no director, executive officer, officer, proposed management nominee for election as a director of the Company, nor any of their respective associates or affiliates, is, or has been at any time since the beginning of the last completed financial year, indebted to the Company or any subsidiary, nor has any such person been indebted to any other entity where such indebtedness is a subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Company.

MANAGEMENT CONTRACTS

Management functions of the Company or any subsidiary of the Company are not, to any substantial degree, performed by a person other than the directors or executive officers of the Company or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Circular, “informed person” means:

a director or executive officer of the Company;

a director or executive officer of a person or company that is itself an informed person or subsidiary of theCompany;

any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company, other than voting securities held by the person or company as underwriter in the course of a distribution; and

the Company if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

Other than as set out in this Circular or in the Management Information Circular of the Company dated July 7, 2006 (a copy of which is available online at www.sedar.com), no informed person, no proposed director of the Company and no associate or affiliate of any such informed person or proposed director, has any material interest, direct or indirect, in any material transaction since the commencement of the Company’s last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS

Multilateral Instrument 52-110 of the Canadian Securities Administrators (“MI 52-110”) requires the Company to disclose annually in its Annual Information Form certain information concerning the constitution of its audit committee and its relationship with its independent auditors. Such information can be found in Item 11 of the Company’s Annual Information Form for the financial year ended December 31, 2006, and the full text of the Company’s Audit Committee Charter can be found at Item 11.1 in such Annual Information Form, a copy of which is available online at www.sedar.com. A copy will be provided free of charge to any securityholder of the Company upon request.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Effective June 30, 2005, National Instrument 58-101 “Disclosure of Corporate Governance Practices” (“NI 58-101”) was adopted by the Canadian Securities Administrators. NI 58-101 requires issuers to disclose their governance practices in accordance with that instrument. A discussion of the Company’s corporate governance practices within the context of NI 58-101 is set in Schedule A attached hereto.

PARTICULARS OF MATTERS TO BE ACTED UPON

RECEIPT OF FINANCIAL STATEMENTS

The Financial Statements of the Company for the financial year ended December 31, 2006 and the auditors’ report thereon will be presented to the Meeting. A copy is available online at www.sedar.com.

APPOINTMENT OF AUDITORS

The shareholders of the Company will be asked to vote for the re-appointment of De Visser Gray, Chartered Accountants, as auditors of the Company for the ensuing year. Unless such authority is withheld, the Management Designees, if named as proxy, intend to vote the Common shares represented by any such proxy in favour of a resolution re-

appointing De Visser Gray, Chartered Accountants, as auditors for the Company for the ensuing year, to hold office until the close of the next annual general meeting of shareholders or until the firm of De Visser Gray, Chartered Accountants is removed from office or resigns. De Visser Gray, Chartered Accountants, have been the auditors of the Company since June 26, 1996.

ELECTION OF DIRECTORS

The Board of Directors presently consists of six directors and it is intended to elect six directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees and unless such authority is withheld, the Management Designees intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Business Corporations Act (British Columbia). No class of shareholders has the right to elect a specified number of directors or to cumulate their votes for director.

As at the date hereof, the members of the Company’s Audit Committee are John R. Brodie (Chair), Kevin D. Sherkin and Philip S. Martin, of the Corporate Governance Committee are Philip S. Martin (Chair), David R. Reid and Kevin D. Sherkin, of the Compensation Committee are Christopher J. Bradbrook (Chair), Philip S. Martin and John R. Brodie, and of the Nominating Committee are Kevin D. Sherkin (Chair), Philip S. Martin and John R. Brodie. The Company does not have an Executive Committee of its Board of Directors.

The following table sets out the name of the nominees for election as directors, the province and country in which each is ordinarily resident, all offices of the Company now held by each of them, their present principal occupation or employment, the period of time for which each has been a director of the Company, the number of Common shares of the Company or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as of March 30, 2007:

• Name, Present Office and Province & Country of Residence(1)	• Present Principal Occupation or Employment(1)	• Date First Appointed as a Director	• No. of Common Shares Beneficially Held or Controlled(1), (2), (3)
• David W. Adamson President, CEO & Director British Columbia, Canada	• Exploration Geologist; President, CEO and Director of the Company	• March 6, 1996	• 1,078,267
• David R. Reid Director British Columbia, Canada	• Lawyer; Partner of Davis & Company LLP, Barristers & Solicitors	• April 6, 2001	• 196,500
• Philip S. Martin Director Ontario, Canada	• Principal, P.S. Martin & Associates (Financial Consultants)	• July 11, 2003	• 240,000
• John R. Brodie fca Director British Columbia, Canada	• Fellow Chartered Accountant (FCA); President of John R. Brodie Capital Inc. (private management services company)	• January 27, 2005	• 23,000

• Name, Present Office and Province & Country of Residence(1)	• Present Principal Occupation or Employment(1)	• Date First Appointed as a Director	• No. of Common Shares Beneficially Held or Controlled(1), (2), (3)
• Kevin D. Sherkin Director Ontario, Canada	• Lawyer; Managing Partner of Levine Sherkin Boussidan	• January 27, 2005	• 99,160
• Christopher J. Bradbrook Director Ontario, Canada	• President & CEO, New Gold Inc. (TSX; AMEX)	• December 14, 2005	• Nil

Notes:

(1)
The information as to province and country of residence, present principal occupation or employment and the number of Common shares beneficially owned or controlled, is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2)
None of the directors or their associates beneficially own, directly or indirectly, or exercise control or direction over Common shares carrying more than 10% of the voting rights attached to all outstanding Common shares.

(3)	Does not include stock options to purchase Common shares held by the directors as follow s:

Option Holder	Number of Shares	Exercise Price	Expiry Date
David W. Adamson	175,000	$0.54	August 8, 2007
	250,000	$0.77	January 6, 2010
David R. Reid	175,000	$0.54	August 8, 2007
	200,000	$0.77	January 6, 2010
Philip S. Martin	225,000	$0.55	July 18, 2007
	150,000	$0.77	January 6, 2010
John R. Brodie	127,000	$0.77	January 27, 2010
Kevin D. Sherkin	200,000	$0.77	January 27, 2010
Christopher J. Bradbrook	200,000	$0.56	December 14, 2010

The exercise prices of the foregoing stock options were adjusted effective December 8, 2006 as a result of the Plan of Arrangement. See “Option and SAR Repricings - Plan of Arrangement” above for particulars.

Does not include warrants to purchase Common shares held by the directors as follows:

Warrant Holder	Number of Shares	Exercise Price	Expiry Date
David W. Adamson	3,850	$0.85	August 16, 2007

As a result of the Plan of Arrangement, effective December 8, 2006, each warrant entitles the holder, on exercise, to receive one Common share of the Company, one-sixth of a share of Paragon Minerals Corporation (TSXV) and 0.0924893 of a share of Africo Resources Ltd. (TSX).

Corporate Cease Trade Orders or Bankruptcies

Except as disclosed in the Circular, to the best of knowledge of the management of the Company, no proposed director of the Company is, or within the 10 years before the date of this Circular has been, a director or executive officer of any company that, while that person was acting in that capacity:

(a) was the subject of a cease trade or similar order or an order that denied that company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver manager or trustee appointed to hold its assets.

On August 30, 2005, David R. Reid became a director and officer of Harbour Pacific Minerals Inc. (“Harbour Pacific”), which has been subject to a cease trade order issued by the Alberta Securities Commission under the Alberta Securities Act since August 31, 1995. The cease trade order was imposed after Harbour Pacific failed to file and send to shareholders its unaudited interim financial statements for the period ended April 30, 1995. The cease trade order against Harbour Pacific is still in effect, however David R. Reid joined the Board to assist with the reactivation of Harbour Pacific.

Personal Bankruptcies

No proposed director of the Company has, within the 10 years before the date of this Circular, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangements or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

STOCK OPTION PLAN

Adoption of Existing Plan

On May 6, 2003, the Board established a Stock Option Plan (the “Existing Plan”) which was approved by the shareholders of the Company on June 12, 2003 and by the TSX Venture Exchange. The maximum number of Common shares of the Company initially reserved for issuance under the Existing Plan was 6,130,225, being approximately 15% of the number of issued Common shares of the Company on the date of establishment of the Existing Plan by the Board, which included Common shares which were reserved for issue for stock options granted before the establishment of the Existing Plan. On April 19, 2004, the Board approved an amendment to the Existing Plan to increase the maximum number of Common shares issuable pursuant to stock options under the Existing Plan to a total of 7,877,415 (being approximately 15% of the number of issued Common shares of the Company at April 19, 2004 and 10.2% of the number of Common shares of the Company issued and outstanding as at March 30, 2007). This amendment was passed by the shareholders by way of disinterested shareholder vote on May 25, 2004. This increase in the maximum number of Common shares reserved under the Existing Plan was effected in order that the Company could continue to provide incentives to its directors, officers, employees and consultants. The amendment was accepted for filing by the TSX on June 30, 2004.

Adoption of New Plan

On March 30, 2007, the Board adopted a new Stock Option Plan (“New Plan”) in a form compatible with the rules of the TSX. The New Plan is subject to acceptance by the TSX and approval by the shareholders at the Meeting. The New Plan is a 8.5% “rolling” stock option plan under which options may be granted from time to time to purchase an aggregate of up to a maximum of 8.5% of the issued capital of the Company at the time of grant of any stock options. The Board adopted the New Plan to incorporate, among other things, certain provisions in the TSX rules in relation to share compensation plans including specifically (i) a mechanism for extending the term of an option to take into account a blackout period which is in effect at or near the expiry date of the option, and (ii) specific conditions under which the Board may amend the Company’s Stock Option Plan (including specifying which amendments will require shareholder approval). See “General Description/ TSX Policies” - Item 15 below for particulars as to the requirements for shareholder approval of future amendments to the Stock Option Plan. Under the policies of the TSX, “rolling” stock option plans are required, upon institution and every three years thereafter, to be approved by a majority of a listed issuer’s directors, and where required, by the listed issuer’s securityholders. Accordingly, the Company is requesting shareholder approval of the New Plan at the Meeting.

Outstanding Stock Options

As at March 30, 2007, no options have been granted under the New Plan, however, there are stock options outstanding to purchase an aggregate of 4,197,624 Common shares, representing approximately 53% of the stock options originally available to be granted under the Existing Plan and 5.4% of the Common shares of the Company issued and outstanding. These outstanding stock options will be rolled over into the New Plan following shareholder and TSX approval of the New Plan. As at the date of this Circular, there are stock options available for granting under the Existing Plan which, if granted, would enable the holders to purchase an aggregate of 643,413 Common shares, representing approximately 8% of the Common shares reserved for the granting of stock options under the Existing Plan and 0.8% of the Common shares of the Company issued and outstanding. After approval of the New Plan, 8.5% of the issued capital of the Company (which would currently be 6,584,483 Common shares) less stock options then outstanding under the Existing Plan (currently 4,197,624 Common shares) will be available for the granting of new stock options (3.1% of the current issued capital of the Company). The only amendments during the financial year ended December 31, 2006 to the terms of the previously granted stock options were adjustments made to the exercise prices as a result of the Plan of Arrangement. See “Option and SAR Repricings - Plan of Arrangement”.

Purpose of the New Plan

The purpose of the New Plan is to provide an incentive to the Company’s directors, senior officers, employees and consultants to continue their involvement with the Company, to increase their efforts on the Company’s behalf and to attract qualified new directors, senior officers and employees.

General Description/TSX Policies

The Existing Plan, and the New Plan once approved, will be administered by the Compensation Committee of the Board. A copy of the Existing Plan is available online at www.sedar.com. A copy of the New Plan is attached to this Circular as Schedule B. The following is a brief description of the principal terms of the New Plan, which description is qualified in its entirety by the terms of the New Plan, and which are substantially similar to the Existing Plan except as noted:

The maximum number of Common shares of the Company reserved for issuance upon the exercise of options granted under the New Plan, together with any shares reserved for granting new options under the New Plan, cannot exceed 8.5% of the issued and outstanding Common shares at the time of grant from time to time. As at March 30, 2007, 8.5% of the Company’s issued capital is 6,584,483 shares. For greater certainty, in the event options are exercised, the Compensation Committee may grant an equivalent number of new options under the New Plan and therefore, the Company may continue to grant options under the New Plan as its issued capital increases even after the New Plan has received shareholder and regulatory approval. This is different from the Existing Plan, which had a fixed number of 7,877,415 shares available for the grant of options.

The exercise price of the stock options, as recommended by the Compensation Committee, may not be less than the closing market price of the Common shares of the Company on the TSX immediately prior to the time of the grant of an option.

Stock options under the New Plan may be granted by the Board based on the recommendation of the Compensation Committee to any employee, officer, director or consultant of the Company or an affiliate of the Company, or to an affiliate of such persons, or to an individual employed by a corporation providing management services to the Company, as permitted by applicable securities laws.

The grant of options under the New Plan is subject to the limitation that the aggregate of:

the number of common shares issuable to insiders (including their associates), at any time; and

the number of common shares issued to insiders (including their associates), within any one year period under the New Plan, or when combined with all of the Company’s other security based compensation arrangements, cannot exceed 10% of the issued and outstanding common shares of the Company.

The term for exercise of a stock option under the New Plan is to be determined by the Board at the time of grant and no maximum term has been set in the New Plan. Notwithstanding the expiry date of an option set by the Board, the expiry date will be adjusted without being subject to the discretion of the Board or the Compensation Committee to take into account any blackout period imposed on the optionee by the Company such that if the expiration date falls within a blackout period or falls within 10 business days after the end of such blackout period, then the expiry date will be the close of business on the tenth business day after the end of such blackout period. Under the Existing Plan, the maximum term for an option is 10 years from the date of grant (being the maximum previously allowed by the TSX which has been eliminated) and there is no provision for adjusting the term to accommodate a blackout period.

The New Plan does not presently contemplate a stock option being transformed into a stock appreciation right.

The New Plan does not presently permit the giving of financial assistance to optionees to facilitate the exercise of their stock options.

Where an employee, officer, director or consultant of the Company or an affiliate of the Company holding an option directly, or indirectly through an affiliate of such person, or an individual employed by a corporation providing management services to the Company holding an option is terminated for a reason other than disability, death or termination for cause, such person’s stock option shall terminate on the date which is the earlier of 90 days after the date of termination and the expiry date of the option. If such person is terminated for just cause, the option terminates on the date of such termination for cause, or such later date as determined by the Board.

The Board, taking into account the recommendations of the Compensation Committee, has complete discretion to set or vary the terms of any vesting schedule of any options granted, including the discretion to permit partial vesting in stated percentage amounts based on the term of such options or to permit full vesting after a stated period of time has passed from the date of grant.

If there is any change in the number of Common shares of the Company outstanding through any declaration of a stock dividend or any consolidation, subdivision or reclassification of the Common shares, the number of shares available under the Plan, the shares subject to any option and the exercise price will be adjusted proportionately, subject to any approval required by the TSX. If the Company amalgamates, merges, or enters into a plan of arrangement with or into another corporation, and the Company is not the surviving or acquiring corporation, the acquiring corporation shall be required to provide for the assumption of each option or the substitution of another option of equivalent value therefor or the distribution to each eligible optionee of securities, property or cash of appropriate value as determined by the Board such that the right to receive common shares on exercise of an option shall be converted into the right to receive such securities, property or cash which the optionee would have received upon such reorganization if the optionee had exercised his or her option immediately prior to the record date.

If a Change in Control (as defined in the New Plan) of the Company occurs, all options will become immediately exercisable, notwithstanding any contingent vesting provisions to which such options may have otherwise been subject. If a bona fide takeover bid (as defined in the British Columbia Securities Act) is made for the Common shares of the Company, optionees will be entitled to exercise any options they hold to permit the optionee to tender the shares received upon exercise of the options to the takeover bid. If such shares are not taken up by the offeror, they may be returned to the Company and reinstated as unissued shares and the option shall be reinstated. This is the same provision as in the Existing Plan.

Except in certain limited circumstances, the options are non-assignable and non-transferable. Upon the death of an optionee, the options are transferable to a Qualified Successor. “Qualified Successor” means a person who is entitled to ownership of an option upon the death of an optionee, pursuant to a will or the applicable laws of descent and distribution upon death. In the event a death of an optionee, such optionee’s options shall be exercisable by the Qualified Successor until the earlier of the expiry of the term of the option or one year from the date of death of the optionee. In addition, if the optionee becomes disabled, the options may be exercised by a guardian until the earlier of the expiry of the term of the option or one year from the date of death of the optionee. Under the Existing Plan, in the case of disability, the guardian has a period of 90 days following termination of service of such optionee except where the optionee is engaged in investor relations activities, in which case it is a period of 30 days following termination of service.

If any options are cancelled, surrendered, terminated or have expired without being exercised, new options may be granted under the New Plan covering the shares not purchased under such lapsed options.

The decrease in the exercise price or an extension of the term of stock options previously granted to insiders or their associates requires approval by a “disinterested shareholder vote” prior to exercise of such amended stock options, with any interested insider or their associates abstaining from voting.

The New Plan provides that shareholder approval (or, when required, disinterested shareholder approval) is required to amend the New Plan in order to:

(a) increase the fixed maximum number or percentage of Common shares which may be issued under the New Plan;

(b) materially increase the benefits accruing to participants under the New Plan;

(c) add any form of financial assistance; or

(d) make any amendment to a financial assistance provision which is more favourable to participants under the New Plan.

For greater certainty, the Board may make any amendment to the terms of the New Plan other than as described at subsections 15(a) to (d) above without obtaining shareholder approval, including the following types of amendments:

(e) amendments made for the purpose of correcting typographical or clerical errors, clarifying ambiguities or matters of interpretation, or updating statutory or regulatory references;

(f) the addition of a deferred or restricted share unit or any other provision to the New Plan which results in participants receiving securities while no cash consideration is received by the Company, including a “cashless exercise” feature, payable in cash or shares; or

(g) amendments for the purpose of complying with the requirements of any applicable regulatory authority or responding to legal or regulatory changes.

The New Plan is subject to approval by the TSX and the TSX has been asked to conditionally approve the New Plan subject to approval by the shareholders at the Meeting.

Shareholder Approval

The shareholders of the Company will be asked to approve, adopt and ratify an ordinary resolution in substantially the following form approving the New Plan:

“RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1.
the new stock option plan (“New Plan”) of the Company in a form compatible with the rules of the TSX as adopted by the Board of Directors of the Company on March 30, 2007 be and is hereby approved, ratified and confirmed;

2.
the Company be and is hereby authorized to grant stock options pursuant to the terms and conditions of the New Plan equal in number up to an aggregate fixed percentage of 8.5% of the issued capital of the Company at the time of grant of any stock option from time to time;

3.	the New Plan shall become effective on the date of approval by the shareholders;

4.
on the effective date, the New Plan shall supersede and replace the existing stock option plan (“Existing Plan”) of the Company and all outstanding stock options granted under the Existing Plan shall be rolled over into and be subject to the terms and conditions of the New Plan;

5.
the directors of the Company are hereby authorized to make such amendments to the New Plan as the directors of the Company may, in their sole discretion, determine are necessary, desirable or useful to the extent permitted under the New Plan, including, without limiting the generality thereof, authority, from time to time, to make amendments to the New Plan without the approval of or further authority from the shareholders of the Company as provided in the New Plan;

6.
the directors of the Company are hereby authorized and directed to execute and deliver the final form of the New Plan in such form as the directors of the Company may in their sole discretion approve, such approval to be evidenced conclusively by the signature of any director or senior officer on the final New Plan; and

7.
any director or officer of the Company be and is hereby authorized, for or on behalf of the Company, to execute and deliver all documents and instruments and to take such other actions as such director or officer may determine to be necessary or desirable to implement this ordinary resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.”

The Board recommends that the shareholders vote for the approval of the resolution approving the New Plan. Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of this ordinary resolution. If the New Plan is not approved by the shareholders, the Company may not be in a position to offer increased incentives to its directors, officers, employees and consultants and the Existing Plan of the Company will remain in effect.

PRIVATE PLACEMENT FINANCING AND PROPERTY ACQUISITIONS

Introduction

On February 26, 2007, the Company announced that Robert McEwen (“McEwen”), former Chairman and CEO of Goldcorp Inc., would acquire a major stake in the Company through a minimum investment of $10 million. In addition, McEwen, through companies controlled by him, would vend into the Company a 513,000 acre land package in the area of the Pogo gold mine in Alaska and the Company would acquire a 225,000 acre land position in northeast Nevada, currently held by Lexam Explorations Inc. (a company in which McEwen is the major shareholder). On March 1, 2007, the Company announced that the financing would be increased to $15 million, with the additional $5 million being sold to third party investors. See “Letter Agreement” below. Acquisition of the Alaska and Nevada property interests by the Company is contingent upon the completion of the minimum $10 million investment into the Company by McEwen’s companies.

Letter Agreement

On February 25, 2007, the Company entered into an agreement (the “Letter Agreement”) with Evanachan Limited (“Evanachan”), McEwen Capital Corporation (“McEwen Capital”) and Lexam Explorations Inc. (“Lexam”). The Letter Agreement provides for certain connected transactions that include the acquisition by the Company of certain mineral property interests in Alaska from McEwen Capital and Evanachan, the acquisition of certain mineral property interests in Nevada from Lexam (together, the “Property Acquisitions”), and a financing of the Company of between $10 million and $15 million by way of the private placement of units of the Company (the “Offering”). Evanachan and McEwen Capital are companies owned by McEwen. McEwen owns 49.5% of the outstanding common shares of Lexam.

The Letter Agreement sets forth the principal terms and conditions upon which the Company will conduct the Property Acquisitions and the Offering. Pursuant to the Letter Agreement, the Company agreed to acquire a 513,000 acre land package in the area of the Pogo mine in Alaska from Evanachan and McEwen Capital in exchange for 31,428,571 common shares of the Company at a deemed price of $0.70 per share (for a total deemed consideration of approximately $22 million) and to acquire a 225,000 acre land package from Lexam in exchange for 8,571,429 common shares of the Company at a deemed price of $0.70 per share (for a total deemed consideration of approximately $6 million). Contemporaneously with the closing of the Property Acquisitions, the Company will close the Offering. See “The Offering” below for particulars. McEwen has agreed to subscribe for a minimum of $10 million of the Offering personally and/or through his wholly-owned companies, and to assist the Company on a best efforts basis to place up to an additional $5 million.

The Letter Agreement also includes the following terms and conditions:

(a) McEwen will vote or cause shares under his direct or indirect control to be voted in support of management of the Company and any management proposed board slate for a period of two years from closing of the Offering, provided that:

(i) McEwen will have the right to nominate one designee to the board of directors of the Company;

(ii) McEwen will vote or cause shares to be voted in support of the grant of stock options where such new options do not exceed 5% of the issued and outstanding shares of the Company (post-closing); and

(iii) McEwen shall not be obligated to vote or cause shares to be voted in support of major corporate transactions requiring approval of the Company’s shareholders.

(b) McEwen will be appointed special advisor to the Company for a period of at least two years from closing of the Offering.

(c) McEwen will have a right of first refusal to participate on a pro-rata basis in any future equity or debt financings of the Company provided that McEwen directly or indirectly holds at least 10% of the issued and outstanding shares of the Company on an undiluted basis (this right of first refusal may be subject to approval of the stock exchanges on which the Company is listed at the time such right is exercised).

(d) The Company will commit to a minimum budget of $5,000,000 on the Company’s Red Lake property in Ontario in the first twelve months, a minimum of $2,500,000 on the Alaska mineral interests in each of the first two years and a minimum of $500,000 on the Nevada property interests in the first twelve months following closing of the Offering.

(e) The Company will pay up to a total of $65,000 of the legal fees of McEwen from the proceeds of the Offering.

(f) The Letter Agreement is subject to, among other things, legal and title due diligence to the sole satisfaction of each party, the approval of the board of directors of the Company and Lexam, regulatory approval, and shareholder approval by ordinary resolution of the shareholders of the Company.

(g) If the Company’s shareholders do not approve the Offering and the Property Acquisitions, the Company must pay an aggregate break fee of $1,290,000 in cash or an equivalent value of common shares of the Company (at the election of the Company) to be distributed as follows: $960,000 to Evanachan, $180,000 to Lexam, and $150,000 to placees under the Offering (other than Evanachan).

Definitive Agreement

The Letter Agreement provides that the parties will work in good faith to have a definitive agreement (“Definitive Agreement”) negotiated and finalized by March 31, 2007, which the parties have subsequently agreed to extend to the end of April 2007. At the date of this Circular, the Company is in the process of negotiating the definitive agreement and conducting due diligence on the Alaska and Nevada property interests and on McEwen Capital, Evanachan, Lexam and Rimfire (as defined below in “Property Acquisitions - Alaska Property Interests”), and McEwen Capital, Evanachan and Lexam due diligence on the Company is continuing.

The Offering

Pursuant to the Offering, the Company will offer for sale up to 21,428,572 units of the Company (each of the units, a “Unit”) at $0.70 per Unit. Each Unit will consist of one common share of the Company and one-half of one transferable common share purchase warrant. Each whole warrant (a “Warrant”) will entitle the holder to purchase one common share of the Company for $1.50 per share for a period of two years following closing of the Offering. Closing of the Property Acquisitions and the Offering is subject to, among other things, satisfactory due diligence including due diligence on the Alaska and Nevada mineral property interests, regulatory approval, the approval of the boards of directors of the Company and Lexam and the approval of the shareholders of the Company.

The Company has received subscriptions for 21,428,564 Units pursuant to the Offering at the date of this Circular. Of the 21,428,564 Units, Evanachan has subscribed for 7,321,429 Units and McEwen Trading LP, a company controlled by McEwen, has subscribed for 7,142,857 Units, for a total of 14,464,286 Units (approximately 67.5% of the Offering).

Property Acquisitions

Alaska Properties

The mineral interests to be acquired by the Company in Alaska consist of a 100% interest in approximately 2,154 mineral claims (the “Block B Property”) legally owned by Evanachan (Alaska) Limited (“Evanachan Alaska”), a wholly-owned subsidiary of Evanachan, and beneficially owned by McEwen Capital. Both Evanachan and McEwen Capital are companies controlled by McEwen. The Alaska property also includes an option from Rimfire Mineral Corporation (“Rimfire”) and its wholly owned subsidiary Rimfire Alaska Ltd. (“Rimfire Alaska”) to acquire up to a 75% interest in approximately 1,654 claims (the “Goodpaster Property”) pursuant to a letter agreement among Rimfire, Rimfire Alaska and Evanachan, dated November 27, 2006 (the “Goodpaster Option Agreement”). All of Evanachan’s interests in the Goodpaster Property are held on behalf of McEwen Capital as beneficial owner and will be acquired by the assignment of the Goodpaster Option Agreement from Evanachan and McEwen Capital to the Company.

The parties to the Letter Agreement have agreed that the purchase price of the Block B Property and Evanachan’s and McEwen Capital’s interests in the Goodpaster Option Agreement will be paid by the issuance of 31,428,571 shares of the Company at a deemed price of $0.70 per share (for a total deemed consideration of approximately $22 million) to McEwen or one or more companies controlled by him.

The material terms of the Goodpaster Option Agreement to be assigned to the Company on closing are:

First Option

To earn a 60% interest in the Goodpaster Property (the “First Option”), the Company must fund or incur the following expenditures on the Goodpaster Property on or before the dates set out below:

(a) on or before November 27, 2007 - US$750,000;

(b) on or before November 27, 2008 - an aggregate US$1,500,000;

(c) on or before November 27, 2009 - an aggregate US$2,250,000;

(d) on or before November 27, 2010 - an aggregate US$3,000,000;

(e) on or before November 27, 2011 - an aggregate US$3,800,000; and

(f) on or before November 27, 2012 - an aggregate US$4,800,000.

Expenditures made in excess of the amount of expenditures required will by carried forward to the succeeding period and qualify as expenditures in that period. If expenditures incurred by any date are less than the amount of the expenditures required to be incurred by such date, the Company must pay the deficiency to Rimfire in cash within 45 days after such date, in order to maintain the First Option.

Second Option

If the First Option is exercised, the Company may earn an additional 10% interest in the Goodpaster Property (the “Second Option”) by delivering a notice of exercise to Rimfire no later than 90 days following exercise of the First Option and completing a feasibility study in respect of the Goodpaster Property on or before the tenth annual anniversary following the exercise of the First Option.

Following exercise of the Second Option, the Company must incur sufficient expenditures to keep the mineral claims comprising the Goodpaster Property in good standing. If the Company elects not to exercise the Second Option, the Company will retain its undivided 60% interest in the Goodpaster Property and will fund 60% of the future expenditures on the Goodpaster Property.

Financing Option

If the Second Option is exercised and if a feasibility report is approved by the management committee, the Company may earn a further 5% interest in the Goodpaster Property (the “Financing Option”) by delivering a production notice to Rimfire and arranging project financing for the construction and operation of a mine in respect of the Goodpaster Property.

Operator

Rimfire will act as the operator during the first year of the First Option and the Company shall act as operator for all subsequent periods for as long as any of the First Option or Second Option remains in effect.

Ownership of Claims

Title to the Goodpaster Property will remain registered in the name of Rimfire Alaska or its nominee during the term of the First Option. Following exercise of the First Option or the Second Option, as applicable, an undivided 60% or 70% interest in the Goodpaster Property will be transferred to the Company or its nominee.

Underlying Royalties

Certain claims comprising the Goodpaster Property are subject to a 2% net smelter return royalty in favour of Anglo Gold Ashanti (U.S.A.) Exploration Inc. (“AngloGold”), 50% of which may be bought back from Anglo Gold by the Company for $1 million (United States dollars).

Certain other claims comprising the Goodpaster Property are subject to a 1.75% net smelter return royalty in favour of Western Keltic Mines Alaska, Inc. (“Western Keltic”). One percent (1%) of the royalty may be bought back from Western Keltic for $1 million (Canadian dollars).

Joint Venture

Upon the Company exercising the First Option, the Second Option or the Financing Option without exercising the remaining options (if any), the Company and Rimfire will form and participate in a joint venture (the “Joint Venture”) for the purpose of further exploration and development work on the Goodpaster Property and if warranted, the operation of a mine thereon.

The interests of the parties pursuant to the Joint Venture will be:

(a) if the Company exercises the First Option but does not exercise the Second Option:

(i) the Company 60%; and

(ii) Rimfire 40%.

(b) if the Company exercises the Second Option but does not exercise the Financing Option:

(i) the Company 70%; and

(ii) Rimfire 30%.

(c) if the Company exercises the Financing Option:

(i) the Company 75%; and

(ii) Rimfire 25%.

To maintain its proportionate interest, each party must pay its proportionate share of the costs of the Joint Venture’s operations. If a party elects not to participate in an exploration program or elects to contribute less than its proportionate share, or if a party fails to pay its proportionate share of construction or operating costs, such party’s interest in the Goodpaster Property will be proportionately reduced. If any party’s interest is reduced to less than 10%, such interest will be converted into a one percent (1%) net smelter return royalty (“NSR”).

Each party will take in kind and separately dispose of its proportionate share of production from the Joint Venture’s operations.

Upon formation of the Joint Venture, the parties will establish a management committee (the “Management Committee”), represented by the members from each party and holding voting rights in accordance with the party’s Joint Venture interest, which will make all decisions, on a simple majority vote, which are required to be made by the Joint Venture parties with respect to the Joint Venture’s operation.

The Company will be the manager of the Joint Venture (the “Manager”) if its interest in such property is 50% or more or if it is the participant holding the largest single interest. If the Company holds less than 50% of the Goodpaster Property and does not hold the largest single interest, the management committee will select a party to the Goodpaster Option Agreement (with such party’s consent) to be the Manager. The Manager shall be subject to the direction and control of the Management Committee.

The Manager will be entitled to charge the Joint Venture an amount for general overhead and administrative costs and management fees equal to:

(a) from the date the Joint Venture commences until a positive production decision, 10% of any expenditures, excluding maintenance costs;

(b) from a production decision until the commencement of commercial production, 4% of any expenditures, excluding maintenance costs; and

(c) thereafter 2.5% of any operating costs, excluding maintenance costs.

The Manager to the Management Committee will submit annual proposed work programs and budgets following the formation of the Joint Venture. Each party will have 90 days from the date of receipt of a program to notify the Manager as to whether it will participate in accordance with its proportionate share, or whether it elects to participate at less than its proportionate share or not at all to a particular exploration program. If a party elects to contribute less than its proportionate share or not at all to an exploration program, such party’s interest will be diluted. If a party’s interest is diluted to less than ten percent (10%), such party’s interest will be converted into a one percent (1%) NSR.

The non-royalty holder may purchase 50% of the 1% NSR from the royalty holder for a purchase price of $500,000 (United States dollars).

See Schedule “C” attached to this Circular for further particulars of the Block B Property and the Goodpaster Property.

Nevada Properties

Nevada Property Interests

The mineral interests to be acquired by the Company in Elko County in the State of Nevada, U.S.A. and Box Elder County in the State of Utah, U.S.A. (the “Nevada Properties”) consist of approximately 225,000 gross acres (190,000 net acres) held by Lexam Explorations (U.S.A.) Inc., a Colorado company, which is indirectly wholly-owned by Lexam, a public company whose common shares are listed on the TSX Venture Exchange. McEwen is a major shareholder of and controls Lexam.

The parties to the Letter Agreement have agreed that the purchase price of the Nevada Properties will be paid by the issuance of 8,571,429 shares of the Company at a deemed price of $0.70 per share (for a total deemed consideration of approximately $6 million) to McEwen or one or more companies controlled by him.

See Schedule “C” attached to this Circular for further particulars of the Nevada Properties.

Dilution

As at March 30, 2007, the Company had 77,464,505 common shares issued and outstanding. Approximately 21,428,572 common shares and warrants to purchase 10,714,286 common shares of the Company will be issued pursuant to the Offering. In addition, a total of 40,000,000 common shares will be issued as consideration of the Property Acquisitions for a total aggregate number of 72,142,858 common shares issued and issuable pursuant the Offering and the Property Acquisitions, representing approximately 93% of the issued and outstanding common shares prior to the Offering and Property Acquisitions. As the Company is proposing to issue a number of common shares that exceeds 25% of the number of common shares of the Company currently outstanding, the Toronto Stock Exchange will require shareholder approval of the issuances of the common shares under the Offering and the Property Acquisitions.

The common shares to be issued in connection with the Offering and the Property Acquisitions have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), and may not be offered or sold in the United States unless registered under the 1933 Act or an exemption from such registration is available.

Creation of a New Control Person

McEwen currently holds or controls no common shares of the Company. Upon completion of the Offering and the Property Acquisitions, McEwen will own or control, directly or indirectly, up to 54,464,286 common shares, representing 39.2% of the issued and outstanding common shares of the Company, and warrants to purchase 7,232,142 common shares of the Company. Assuming all warrants owned or controlled by McEwen are exercised, McEwen will own or control, directly or indirectly, up to 61,696,428 common shares, representing approximately 42% of the outstanding common shares of the Company (or approximately 41% of the outstanding common shares of the Company assuming all warrants issued under the Offering are exercised).

Regulatory Approvals

On March 16, 2007, the Toronto Stock Exchange conditionally accepted the Offering and the Property Acquisitions, subject to satisfaction of a number of conditions which include approval of the Offering and the Property Acquisitions by the majority of the votes held by shareholders of the Company and pre-clearance of the Definitive Agreement and this Circular by the Toronto Stock Exchange. The price of Units under the Offering, being $0.70 per Unit, was within the 20% discount to “market price” (being the volume weighted average price of the Company’s shares for the five trading days preceding the date the Letter Agreement was entered into, which was $0.74 for the five trading days ending February 23, 2007) permitted by the Toronto Stock Exchange. Shareholder approval of the Offering and the Property Acquisitions is required by the Toronto Stock Exchange and the American Stock Exchange because the transactions may materially affect control of the Company and result in the issuance of securities in excess of 25% of the Company’s currently outstanding securities.

On March 16th the Company has applied to The American Stock Exchange for the additional listing of the Company’s shares to be issued pursuant to the Offering and the Property Acquisitions.

Company Recommendation

It is the view of management and directors of the Company that the combined Offering and Property Acquisitions, taken as a whole, are likely to be accretive to shareholder value and the shareholder dilution described above is thus justified. In reaching this conclusion, the Company anticipated, and has noted, the positive reaction in the marketplace following announcement of the Letter Agreement, the complementary nature of the Property Acquisitions to Rubicon’s existing properties and long-term strategy, the likelihood of enhanced access to capital markets, and the positive performance of similar deals entered into by McEwen in other jurisdictions. It is thus anticipated that, provided due diligence is concluded satisfactorily and definitive agreements are completed to the satisfaction of the Company, the board of directors will vote to approve the transaction, subject to any required regulatory approvals.

Shareholder Approval

Accordingly, provided the conditions to the Offering and the Property Acquisitions have been discharged to the satisfaction of the Directors, the shareholders of the Company will be asked at the Meeting to approve an ordinary resolution in substantially the following form:

“RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1. the Company be and is hereby authorized to sell by way of private placement up to a maximum of 21,428,572 units (each, a “Unit”) at $0.70 per Unit (representing up to 21,428,572 shares and warrants to purchase up to 10,714,286, for a potential issuance of up to a total of 32,142,858 common shares) to raise gross proceeds of up to $15 million (the “Offering”);

2. each Unit shall consist of one common share of the Company and one-half transferable share purchase warrant, and each whole warrant entitling the subscriber to purchase one common share of the Company (“Warrant Share”) for $1.50 per Warrant Share for a term of 2 years following closing of the Offering;

3. the proposed acquisition by the Company of certain mineral claims located in Alaska, USA, known as the “Block B Property” from Evanachan (Alaska) Limited and McEwen Capital Corporation and the proposed acquisition of all of the interests of Evanachan Limited in the option agreement dated November 27, 2006, among Rimfire Mineral Corporation, Rimfire Alaska Ltd. and Evanachan Limited in respect of the Goodpaster Property, and the issuance of a total of up to 31,428,571 common shares of the Company as consideration therefor (the “Alaska Acquisition”), all as further described and on the terms and conditions set forth in the Company’s Management Information Circular (“Circular”) dated April 2, 2007, are hereby approved, ratified and confirmed;

4. the proposed acquisition by the Company of certain mineral claims located in Nevada and Utah, USA, from Lexam Explorations Inc. and Lexam Explorations (U.S.A.) Inc., and the issuance of up to 8,571,429 common shares of the Company as consideration therefor (the “Nevada Acquisition”), all as further described and on the terms and conditions set forth in the Circular, are hereby approved, ratified and confirmed;

5. the change of control of the Company to Robert McEwen, who directly and indirectly will control 54,464,286 common shares of the Company (representing 39.2% of the issued and outstanding common shares of the Company) and warrants to purchase up to 7,232,142 common shares of the Company upon completion of the Offering, the Alaska Acquisition and the Nevada Acquisition (or 42% of the outstanding common shares of the Company if all 7,232,142 warrants controlled by Robert McEwen are exercised, or approximately 41% of the outstanding common shares of the Company if all warrants issued under the Offering are exercised), is hereby approved;

6. the Board of Directors of the Company be and is hereby granted the authority to use its best judgement to proceed with and cause the Company to complete the Offering, the Alaska Acquisition and the Nevada Acquisition in the event of any variation of the terms of the letter agreement executed on February 25, 2007, among the Company, Evanachan Limited, McEwen Capital Corporation and Lexam Explorations Inc., whether such variation occurs in an amendment to such letter agreement or in the subsequent definitive agreement, without further approval by the shareholders of the Company, provided that any variation or amendments are accepted by the Toronto Stock Exchange and The American Stock Exchange in conjunction with the additional listing of common shares of the Company on the Toronto Stock Exchange and The American Stock Exchange, respectively, and subject to the requirement of the Toronto Stock Exchange that the Board of Directors of the Company may not increase the number of common shares to be issued or that are issuable pursuant to the Offering, the Alaska Acquisition or the Nevada Acquisition without further approval of the shareholders of the Company;

7. notwithstanding that this ordinary resolution has been passed by the shareholders of the Company, the board of directors of the Company may amend or decide not to proceed with the Offering and Property Acquisitions or revoke this ordinary resolution at any time prior to completion of the Offering and the Property Acquisitions without further approval of the shareholders of the Company; and

8. any officer or director of the Company be and hereby is authorized, for and on behalf of the Company, to sign and execute all documents and instruments and to take such other actions as such director or officer may determine to be necessary or desirable to implement this ordinary resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

The form of the proposed resolution set forth above is subject to such amendments as management may propose at the Meeting but which do not materially affect the substance of the proposed resolution.

The Company’s board of directors recommends that shareholders vote in favour of the foregoing ordinary resolution. Unless otherwise directed, it is the intention of the management designees, if named as proxy, to vote in favour of this ordinary resolution.

OTHER BUSINESS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular. However, if any other matters properly come before the Meeting, it is the intention of the Management Designees to vote on the same in accordance with their best judgment of such matters.

GENERAL

Unless otherwise directed, it is the intention of the Management Designees to vote proxies in favour of the resolutions set forth herein. All ordinary resolutions require, for the passing of the same, a simple majority of the votes cast at the Meeting by the shareholders.

SHAREHOLDER PROPOSALS

ANY SHAREHOLDER WHO INTENDS TO PRESENT A PROPOSAL AT THE COMPANY’S 2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS MUST SEND THE PROPOSAL TO THE COMPANY’S CORPORATE SECRETARY AT THE REGISTERED OFFICE OF THE COMPANY, 2800 - 666 BURRARD STREET, VANCOUVER, BC V6C 2Z7. IN ORDER FOR THE PROPOSAL TO BE INCLUDED IN THE COMPANY’S PROXY MATERIALS SENT TO THE SHAREHOLDERS, IT MUST BE RECEIVED BY THE COMPANY NO LATER THAN FEBRUARY 9, 2008, AND MUST COMPLY WITH THE REQUIREMENTS OF SECTION 188 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA). THE COMPANY IS NOT OBLIGATED TO INCLUDE ANY SHAREHOLDER PROPOSAL IN ITS PROXY MATERIALS FOR THE 2008 ANNUAL GENERAL MEETING IF THE PROPOSAL IS RECEIVED AFTER THE FEBRUARY 9, 2008, DEADLINE.

ADDITIONAL INFORMATION

Additional information concerning the Company is available online at www.sedar.com. Financial information concerning the Company is provided in the Company’s financial statements and auditors’ report thereon and Management’s Discussion and Analysis for the financial year ended December 31, 2006.

Shareholders wishing to obtain a copy of the Company’s financial statements and Management’s Discussion and Analysis may contact the Company as follows:

•  Rubicon Minerals Corporation

Suite 1540 - 800 West Pender Street

Vancouver, BC

V6C 2V6

Telephone: (604) 623-3333

Facsimile: (604) 623-3355

Website: www.rubiconminerals.com

FORWARD-LOOKING INFORMATION

This Circular contains statements that may be deemed “forward-looking information” (“FLI”). All information in this Circular, other than statements of historical fact, that addresses events that the Company expects to occur, is FLI. FLI is usually identified by words such as “expects”, “intends”, “estimates”, and “projects”, or stating that events “will”, “may”, or “should” occur. FLI in this document includes statements regarding the proposed financing and related property acquisition transactions, future exploration plans, and the satisfaction of rights and performance of obligations under agreements to which the Company is, or proposes to become, a party.

Although the Company believes the expectations expressed in such FLI are based on reasonable assumptions, such statements are not guarantees of future performance. Actual results may differ materially. Factors that could cause the actual results to differ include market prices, exploration success, continued availability of capital and financing, inability to obtain required regulatory or shareholder approvals, failure of other parties to perform contractual obligations, and general market conditions. These statements are based on a number of assumptions, including assumptions regarding general market conditions, the timing of receipt of regulatory and shareholder approvals, the ability of the Company and other relevant parties to satisfy regulatory requirements, the availability of financing for proposed transactions and programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. FLI is based on the opinions of the Company’s management on the date the FLI is provided. The Company undertakes no obligation to update such FLI in the event that management’s opinions, or other factors, should change.

DIRECTORS’ APPROVAL

The contents of this Circular and the sending thereof to the shareholders of the Company have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “David W. Adamson”

President and CEO

Vancouver, British Columbia
April 2, 2007

SCHEDULE “A”

RUBICON MINERALS CORPORATION

(the “Company”)

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT	OUR CORPORATE GOVERNANCE PRACTICES
1. Board of Directors (a) Disclose the identity of directors who are independent.	(a) The Company has four independent directors, namely: Philip S. Martin, John R. Brodie, Kevin D. Sherkin and Chris Bradbrook. These directors are considered independent under AMEX Rule 121(b).
(b) Disclose the identity of directors who are not independent, and describe the basis of that determination.	(b) The Company has two non-independent directors, namely: David W. Adamson, President & CEO, and David R. Reid, legal counsel to the Company.

(c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.
(c) The board of directors consists of a majority of directors who are independent.

(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

(d) The following directors are presently also directors of other reporting issuers as listed:

• David W. Adamson: Africo Resources Ltd. (TSX), Constantine Metal Resources Ltd. (TSXV) and Paragon Minerals Corporation (TSXV)

• David R. Reid: Far West Mining Ltd. (TSX); Western Prospector Group Ltd. (TSX-V); Ross River Minerals Inc. (TSX-V) and Harbour Pacific Minerals Inc. (not listed)

• John R. Brodie: Far West Mining Ltd. (TSX); Copper Belt Resources Ltd. (CNQ); Pacific Safety Products Ltd. (TSX-V); Silver Standard Resources Inc. (TSX), Western Canadian Coal Corp. (TSX, London) and trustee, AgGrowth Income Fund (TSX), Western Canadian Coal Corp. (TSX)

• Philip S. Martin: Asia Now Resources Corp. (TSX-V); Aura Gold Inc. (not listed); Beta Minerals Inc. (TSXV); Denroy Resources Corporation (not listed); Energy Metals Corporation (TSX, NYSE); Maximus Ventures Ltd. (TSXV);

• Chris Bradbrook: New Gold Inc. (TSX, AMEX)

• Kevin Sherkin: Golden Goose Resources Inc. (TSXV)

(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the Company’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

(e) The independent directors of the board hold at least one meeting per year in which non-independent directors and members of management are not in attendance and as many more such meetings as are deemed necessary. The independent directors have held 1 meeting since the beginning of the 2006 fiscal year. That meeting was held on June 14, 2006.

(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

(f) The position of Chairman is temporarily vacant due to the resignation of J. Garfield MacVeigh as Chairman and a director of the Company on February 15, 2007. The Chairman is responsible for chairing all meetings of the board of directors at which he is present.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the Company’s most recently completed financial year.

(g) The board of directors of the Company has held 8 meetings since the beginning of the Company’s most recently completed financial year. The attendance record for the present six directors of the Company is:

• David W. Adamson: 8
• David R. Reid: 7
• John R. Brodie: 8
• Philip S. Martin: 8
• Kevin D. Sherkin: 8
• Chris Bradbrook: 8

2. Board Mandate Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The Board has a written mandate as set out in its Corporate Governance Guidelines attached hereto as Exhibit I.
3. Position Descriptions

(a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written positions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

(a) Because of the small size of the board, the board has not developed written position descriptions for the chair and the chair of each board committee. While the Company has not created written position descriptions, the role and responsibilities of the chair of the board and the chair or each board committee are delineated in the Company’s Corporate Governance Guidelines.

(b) Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

(b) The board and CEO have not developed a written position description for the CEO. However, the directors are kept fully informed of management actions that have a material impact on the operation and performance of the Company. All material contracts and agreements are put before the directors for approval and/or ratification. The board has charged the CEO with the responsibilities for the day to day running of the Company and to propose strategic direction, policies and financial goals for the review, consideration and approval of the board.

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4. Orientation and Continuing Education

(a) Briefly describe what measures the board takes to orient new directors regarding:

(i.) the role of the board, committees and its directors; and

(ii) the nature and operation of the Company’s business.

(a) The CFO is responsible for providing an orientation for new directors. Director orientation and on-going training will include presentations by senior management to familiarize directors with the Company’s strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its principal officers and its internal and independent auditors. Each director is encouraged to visit one of the Company’s significant properties at least once every two years.

(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.
(b) The CFO is responsible for periodically providing materials for all directors on subjects relevant to their duties as directors of the Company.
5. Ethical Business Conduct

(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i) disclose how a person or company may obtain a copy of the written code;

(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board ensures compliance with its code; and

(iii) provide cross-reference to any material change report filed since the beginning of the Company’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

(a) The Company has adopted a Code of Business Conduct and Ethics (the “Code”) which provides a framework for directors, officers, employees and consultants to maintain the highest standards of ethical conduct in corporate affairs. Specifically, the purpose of the Code is to encourage among the Company’s representatives a culture of honesty, accountability and fair business practice.

The Board is ultimately responsible for the implementation and administration of the Code and has designated the Chairman of the Corporate Governance Committee for the day-to-day implementation and administration of the Code. Any waivers from the Code that are granted for the benefit of the Company’s directors and executive officers will only be granted by the Board or a Board committee. A copy of the Code is available on Sedar at www.sedar.com. The Company has also adopted a Whistleblower Policy to set out the procedure and contact information for employees and others to report any wrong-doings or suspected wrong-doings within the Company. Complaints can be made internally to the Chair of the Company’s Audit Committee or externally to the Company’s legal counsel.

No material change reports have been filed pertaining to any conduct of a director or executive officer that constitutes a departure from the Code.

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(b) Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreement in respect of which a director or executive officer has a material interest.

(b) Under the Company’s Corporate Governance Guidelines, the directors are required to disclose to the board (and to any applicable committee) any financial interest or personal interest in any contract or transaction that is being considered by the board or committee for approval. The interested director shall abstain from voting on the matter and, in most cases, should leave the meeting while the remaining directors discuss and vote on such matter. Disclosed conflicts of interest will be documented in the minutes of the meeting.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

(c) The board of directors has instructed the Company to circulate the Company’s Corporate Disclosure Policy, Insider Trading Policy, Whistleblower Policy and Code of Business Conduct and Ethics to all officers and employees of the Company and, where appropriate, to third parties with a connection to the Company.

6. Nomination of Directors (a) Describe the process by which the board identifies new candidates for board nomination.

(a) The process by which the board identifies new candidates for board nomination is provided in the Company’s Corporate Governance Guidelines and the Nominating Committee Charter. When a board vacancy occurs or is contemplated, the Nominating Committee will recommend qualified individuals for nomination to the board.

(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

(b) The Board has a nominating committee consisting of Kevin D. Sherkin (Chair), Philip S. Martin and John R. Brodie, each of whom is considered “independent” as that term is defined in MI 52-110 and under AMEX Rule 805.

(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

(c) The Nominating Committee Charter provides that:

• the Nominating Committee’s responsibilities are to review on an annual basis the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board and any perceived needs. In addition, on an annual basis, the Committee will assess the Board’s compliance with laws and policies relating to the independence of certain Board members.

• The Board has delegated to the Nominating Committee the authority set out in the Nominating Committee Charter which includes the Committee forming and delegating authority to sub-committees and the Nominating Committee retaining persons having special competencies to assist the Committee in fulfilling its responsibilities.

A4

• The process to be taken by the Nominating Committee for nomination of candidates for election to the Board include the Nominating Committee identifying the need to add new Board members, with careful consideration of the mix of qualifications, skills and experiences represented on the Board; the chair of the Nominating Committee coordinates the search for qualified candidates with input from management and other Board members; the Nominating Committee may engage a search firm to assist in identifying potential nominees; prospective candidates are interviewed; the Nominating Committee will recommend a nominee and seek full Board endorsement of the selected candidate based on its judgment as to which candidate will best serve the interest of the Company’s shareholders

7. Compensation (a) Describe the process by which the board determines the compensation for the Company’s directors and officers.

(a) The Company’s Compensation Committee assesses performance and determines the remuneration of senior officers. The Compensation Committee also administers the Company’s stock option plan. The Compensation Committee may recommend to the board the granting of stock options to directors of the Company as well as determine directors fees, if any, from time to time. Directors may also be compensated in cash and/or equity for their expert advice and contribution towards the success of the Company. The form and amount of such compensation will be evaluated by the Compensation Committee, which will be guided by the following goals: (i) compensation should be commensurate with the time spent by directors in meeting their obligations and reflective of the compensation paid by companies similar in size and business to the Company; and (ii) the structure of the compensation should be simple, transparent and easy for shareholders to understand. Shareholders will be given the opportunity to vote on all new or substantially revised equity compensation plans for directors as required by regulatory policies.

(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

(b) The Company’s Compensation Committee is comprised of Christopher J. Bradbrook (Chair), Philip S. Martin and John R. Brodie, each of whom is considered “independent” as that term is defined in MI 52-110 and under AMEX Rule 805.

(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	(c) The role of the Compensation Committee is primarily to administer the Company’s stock option plan and to determine the remuneration of senior officers of the Company.

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(d) If a compensation consultant or advisor has, at any time since the beginning of the Company’s most recently completed financial year, been retained to assist in determining compensation for any of the Company’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

(d) Roger Gurr & Associates was retained to review executive and outside director compensation and to report to the Compensation Committee to assist in the development of an appropriate compensation strategy for executives and outside directors. The report to the Compensation Committee was dated March 8, 2005.

8. Other Board Committees If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The board also has a committee called the Corporate Governance Committee. The primary functions of this committee are to review the Corporate Governance Guidelines on an annual basis and if considered appropriate by the committee, to suggest changes to the Board of Directors; to review whether any director who has a change of employer or primary occupation or whose occupational responsibilities are substantially changed from when the director was elected to the board (excluding retirement) should resign as a director and make the appropriate recommendations to the board considering whether or not the new occupation of the director is consistent with the specific rationale for originally selecting that individual as a director of the Company; to review critically each director’s continuation on the board every year, to establish a process for the evaluation of the performance of the board and each of its committees and such other tasks as may be assigned to the committee by the board from time to time.

9. Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly assessed with respect to their effectiveness and contribution. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Corporate Governance Committee Charter provides that the committee shall review critically each director’s continuation on the board every year considering among other things, a director’s service on other boards and the time involved in such other service, and establish a process for the evaluation of the performance of the board and each of its committees, which should include a solicitation of comments from all directors and a report annually to the board and the results of this evaluation.

EXHIBIT 1

TO SCHEDULE “A”

RUBICON MINERALS CORPORATION

(the “Company”)

CORPORATE GOVERNANCE GUIDELINES

RUBICON MINERALS CORPORATION

CORPORATE GOVERNANCE GUIDELINES

The following Corporate Governance Guidelines have been approved by the Board of Directors (the “Board”) of Rubicon Minerals Corporation (the “Company”), and along with the charters and key practices of the committees of the Board, provide the framework for the governance of the Company.

1.	MISSION AND PRIMARY RESPONSIBILITIES OF THE BOARD

The mission of the Board is to oversee the business affairs of the Company in order to ensure the long-term financial strength of the Company and the creation of enduring shareholder value. The Board must also maintain a sense of responsibility to the Company’s customers, employees, suppliers and the communities in which it operates.

The primary responsibilities of the Board are to:

(a) develop, monitor and, where appropriate, modify the Company’s strategic plan;

(b) review and, where appropriate, approve the financial and business goals and objectives, major corporate actions and internal controls of the Company;

(c) regularly monitor the effectiveness of management policies and decisions;

(d) select, evaluate and compensate the Chief Executive Officer (the “CEO”) and other senior officers and review management succession planning;

(e) assess major risks facing the Company and review options for their mitigation;

(f) ensure that the Company’s business is conducted with the highest standards of ethical conduct and in conformity with applicable laws and regulations;

(g) review, with input from the Audit Committee, the financial performance and financial reporting of the Company and assesses the scope, implementation and integrity of the Company’s internal control systems;

(h) appoint the officers of the Company, ensuring that they are of the calibre required for their roles and planning their succession as appropriate from time to time; and

(i) establish and oversee committees of the Board as appropriate, approve their mandates and approve any compensation of their members.

2.	DIRECTOR QUALIFICATIONS AND SELECTION

2.1 Board and Director Requirements

The directors will be elected each year by the shareholders at the annual meeting of shareholders. The Board will propose a slate of nominees to the shareholders for election to the Board at such meeting. Between annual meetings of shareholders, the Board may appoint directors to serve until the next such meeting.

Each director should possess the following minimum qualifications: (a) the highest personal and professional ethics, integrity and values; (b) commitment to representing the long-term interest of the shareholders; (c) relevant business or professional experience; and (d) sufficient time to effectively fulfill duties as a Board member. The Nominating Committee will endeavour to recommend qualified individuals to the Board who, if added to the Board, would provide the mix of director characteristics and diverse experiences, perspectives and skills appropriate for the Company.

The Board will have a majority of directors who meet the criteria for independence as defined in National Instrument 58-201, Corporate Governance Guidelines and by the rules of the American Stock Exchange, each as may be amended or replaced from time to time, and any other applicable laws, rules and regulations that may apply to the Company from time to time. The rules of the American Stock Exchange presently require that at least three of the independent directors satisfy its audit committee independence requirements.

3.	BOARD LEADERSHIP AND TERM

3.1 Board Leadership

The Board selects the Chairman of the Board (“Chairman”) in the manner and based on the criteria that it deems best for the Company at the time of selection. The role of the Chairman and Chief Executive Officer should be separate, where possible. Unless the Chairman is an independent director, or if there is no Chairman appointed, the Board will have a designated lead director of the Board, who will meet the Company’s independence criteria. The lead director will (a) preside over all meetings of the Board at which the Chairman, if any, is not present, including non-management directors meetings; (b) serve as liaison with the other independent directors; (c) consult with the CEO regarding meeting agendas and information sent to the Board; and (d) notify other members of the Board regarding any legitimate shareholder concerns of which he or she becomes aware.

3.2 Directors’ Tenure Policy

The Board believes that it is in the best interests of the Company that any management director whose employment at the Company terminates for any reason (including normal retirement) is expected to promptly resign from the Board, unless expressly agreed otherwise in advance.

3.3 Term Limits and Re-election

The Board does not believe it is appropriate or necessary to limit the number of terms a director may serve because of the time and effort necessary for each director to become familiar with the business of the Company. As an alternative to term limits, the Corporate Governance Committee will review critically each director’s continuation on the Board every year.

3.4 Changes to the Board

Changes to the Board will be announced by press release.

4.	DUTIES OF BOARD MEMBERS

4.1 Director Responsibilities

All directors must exercise their business judgment to act in a manner they reasonably believe to be in the best interest of the Company and its shareholders. Directors must be willing to devote sufficient time and effort to learn the business of the Company, and must ensure that other commitments do not materially interfere with service as a director. In discharging their obligations, directors are entitled to rely on management and the advice of the Company’s outside advisors and auditors, but must at all times have a reasonable basis for such reliance. Directors are expected to attend Board meetings and meetings of committees on which they serve, and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities.

The directors are entitled to have the Company purchase reasonable directors’ and officers’ liability insurance on their behalf, and to the benefits of indemnification to the fullest extent permitted by law, the Company’s charter documents and any indemnification agreements.

4.2 Service on Other Boards

The Company recognizes that its directors benefit from service on boards of other companies, so long as such service does not significantly conflict with the interests of the Company. The Nominating Committee will take into account the nature of and time involved in a director’s service on other boards in evaluating the suitability of individual directors for election (or re-election).

Directors should advise the Chairman, if any, or the designated lead director, and the chairman of the Corporate Governance Committee in advance of accepting an invitation to serve on the board of another company which is a potential competitor of the Company.

4.3 Conflicts of Interest

Directors are required to disclose to the Board (and any applicable committee) any financial interest or personal interest in any contract or transaction that is being considered by the Board or committee for approval. The interested director shall abstain from voting on the matter and, in most cases, should leave the meeting while the remaining directors discuss and vote on such matter. Disclosed conflicts of interest will be documented in the minutes of the meeting.

If a director has any significant conflict of interest with the Company that cannot be resolved, the director will promptly resign.

4.4 Company Loans and Corporate Opportunities

The Company will not make any personal loans or extensions of credit to directors or executive officers of the Company.

A director that possesses a business opportunity related to the Company’s business shall make such business opportunity available to the Company. The director may pursue the business opportunity for the director’s own account or on the account of another if the Company informs the director in writing that the Company will not pursue the opportunity.

4.5 Director Orientation and Continuing Education

The Chief Financial Officer will be responsible for providing an orientation for new directors, and for periodically providing materials for all directors on subjects relevant to their duties as directors. Director orientation and on-going training will include presentations by senior management to familiarize directors with the Company’s strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its Code of Business Conduct and Ethics, its principal officers and its internal and independent auditors.

Each director is encouraged to visit one of the Company’s significant properties at least once every two years.

4.6 Share Ownership Guidelines

All directors are encouraged to have a significant long-term financial interest in the Company, but no director is required to be a shareholder of the Company.

5.	BOARD COMPENSATION

5.1 Directors’ Fees

Directors are entitled to receive reasonable directors’ fees and other compensation for their services as directors and committee members as may be determined from time to time by the Compensation Committee and the Board, as well as reimbursement of expenses incurred on Company business or in attending Board or committee meetings.

5.2 Additional Compensation

In addition to directors’ fees, directors may be compensated in cash and/or equity for their expert advice and contribution towards the success of the Company. The form and amount of such compensation will be evaluated by the Compensation Committee, which will be guided by the following goals: (i) compensation should be commensurate with the time spent by directors in meeting their obligations and reflective of the compensation paid by companies similar in size and business to the Company; and (ii) the structure of the compensation should be simple, transparent and easy for shareholders to understand.

6.	BOARD MEETINGS AND COMMUNICATIONS

6.1 Attendance at Meetings

The number of scheduled Board meetings will vary with the circumstances, but the Board will meet at least once every financial quarter including following the annual meeting of shareholders held each year. In addition, special Board meetings will be called as necessary. Directors should make reasonable efforts to attend all meetings of the Board and of all Board committees upon which they serve. Any director candidate nominated for election at the annual meeting of shareholders is expected to attend such shareholders’ meeting.

6.2 Board Agendas

The Chairman, if any, or the designated lead director, will establish the agenda for each Board meeting in advance. Each director is free to suggest the inclusion of items on the agenda and to raise at any Board meeting subjects that are not on the agenda for that meeting. The Board will review the Company’s long-term strategic plans and the principal issues that the Company will face in the future during at least one Board meeting each year.

6.3 Board Material Distribution

Meeting agendas and other materials for review, discussion and/or action of the Board should, to the extent practicable, be distributed sufficiently in advance of meetings to allow time for review prior to the meeting. Directors are required to review such materials before Board meetings to enable a full discussion at the meetings. Presentations to the Board may rely on directors having reviewed information set forth in the briefing materials, thus allowing more time for discussion, clarification and feedback.

6.4 Access to Management and Independent Advisors

Directors have full and free access to officers and employees of the Company. Any meetings or contacts that a director wishes to initiate may be arranged through the CEO or the Corporate Secretary or directly by the director. The directors will use their judgment to ensure that any such contact is not disruptive to the business operations of the Company.

The Board has the power to hire independent legal, financial or other advisors as it may deem necessary.

6.5 Executive Sessions of Non-Management Directors

Non-management directors will meet in executive session at a scheduled Board meeting at least once per year and special meetings can be called as often as necessary. The Board will designate a lead independent director to lead such sessions. Minutes of each meeting must be prepared.

6.6 Communications with Interested Parties

Any interested party that is not an employee, officer or director of the Company, who desires to contact the Company’s lead director or the other members of the Board may do so by writing to the Corporate Secretary, Rubicon Minerals Corporation, Suite 1540 - 800 West Pender Street, Vancouver, BC V6C 2V6. Any such communication should state the number of shares of the Company beneficially owned by the party making the communication, if such interested party owns shares. The Corporate Secretary will forward to the lead director any such communication addressed to him or to the Board generally, and will forward such communication to other directors (including all non-management directors), as appropriate, provided that such communication addresses a legitimate business issue. For any communication relating to accounting, auditing or fraud, such communication will be forwarded immediately to the chairman of the Audit Committee.

7.	EVALUATION AND SUCCESSION

7.1 Annual Performance Evaluation

The Board will conduct an annual self-evaluation to determine whether it and its committees are functioning effectively. The Corporate Governance Committee will establish a process for the evaluation of the performance of the Board and each of its committees, which should include a solicitation of comments from all directors and a report annually to the Board on the results of this evaluation.

7.2 CEO Evaluation

The Compensation Committee will conduct an annual review of the CEO’s performance. The Board will review the Compensation Committee’s report in order to ensure that the CEO is providing the best leadership for the Company. The evaluation should be based on criteria including performance of the business, accomplishment of long-term strategic objectives, the handling of extraordinary events and development of management. The criteria should ensure that the CEO’s interests are aligned with the long-term interests of the Company’s shareholders. The evaluation will be used by the Compensation Committee in the course of its deliberations when considering the compensation of the CEO. In the absence of a Compensation Committee, the Board (excluding the CEO, if he or she is a director), will conduct the review of the CEO’s performance.

7.3 Management Succession

The Compensation Committee should make an annual report to the Board on succession planning which should include policies and principles for CEO selection and performance review as well as policies regarding succession in the event of an emergency or the retirement of the CEO. The entire Board will work with the Compensation Committee to evaluate and nominate potential successors to the CEO. In the absence of a Compensation Committee, the Board should perform these functions.

8.	BOARD COMMITTEES

8.1 Committee Structure

The Board will have at all times an Audit Committee, a Corporate Governance Committee and a Compensation Committee unless the Board otherwise determines. The Board may from time to time establish additional committees as necessary or appropriate, such as a Nominating Committee, delegating to such committees all or part of the Board’s powers. Such additional committees will have a number of independent members as is required to meet the requirements of any applicable laws, rules and regulations and this Corporate Governance Guidelines. In general, committees of the Board are utilized to focus on issues that may require in-depth scrutiny. All significant findings of a committee are presented to the full Board for discussion and review.

8.2 Corporate Governance Committee

The Corporate Governance Committee should be composed of at least a majority of independent directors, and the remaining members may be non-management directors. The Corporate Governance Committee should review these Guidelines on an annual basis or as otherwise needed, and make recommendations to the Board of any suggested changes. The Corporate Governance Committee is responsible for administering the Company’s Code of Business Conduct and Ethics, and will perform such other tasks as indicated in this Policy, or as assigned by the Board from time to time. In the event the Board determines to discontinue the Corporate Governance Committee, functions described herein as functions of the Corporate Governance Committee shall be performed by the non-management directors of the Company or a committee composed of such directors, as directed by the Board.

8.3 Compensation Committee

The Compensation Committee should be composed entirely of independent directors. In the event the Board determines to discontinue the Compensation Committee, functions described herein as functions of the Compensation Committee shall be performed by the disinterested directors of the Company, unless otherwise stated herein.

8.4 Nominating Committee

If the Board appoints a Nominating Committee, such committee should be composed entirely of independent directors. The Nominating Committee should review with the Board, on an annual basis, the appropriate skills and characteristics required by Board members in the context of the current make-up of the Board, and the Nominating Committee will endeavour to recommend qualified individuals who, if added to the Board, would provide the mix of director characteristics and diverse experiences, perspectives and skills appropriate for the Company.

8.5 Committee Charters and Responsibilities

Each key committee will have its own charter. The charters will establish the purposes, goals and responsibilities of the committees as well as qualifications for committee membership, procedures for committee member appointment and removal, committee structure and operations and committee reporting to the Board. The charters will also provide that each committee will annually evaluate its performance.

8.6 Committee Agendas

The chairman of each committee, in consultation with the committee members will determine the frequency and length of the committee meetings consistent with any requirements set forth in the committee’s charter. The chairman of each committee, in consultation with the appropriate members of the committee and management, will develop the committee’s agenda.

8.7 Compensation of Committee Members

The members of committees are entitled to receive such fees as the Board determines.

8.8 Advisors

The Audit Committee, the Corporate Governance Committee and the Compensation Committee each have the power to hire independent legal, financial or other advisors as they may deem necessary upon approval by the Board of a budget for such services. Any other committee has the power to hire independent legal, financial or other advisors as they deem necessary, with approval of the Board.

9.	CODE OF BUSINESS CONDUCT AND ETHICS

All directors, officers and employees will comply with the Company’s Code of Business Conduct and Ethics, which reaffirms with Company’s high standards of business conduct. The Code of Business Conduct and Ethics is part of the Company’s continuing effort to ensure that it complies with all applicable laws, has an effective program to prevent and detect violations of law, and conducts its business with fairness, honesty and integrity. In the unlikely event of a waiver, any such waivers of this Code for directors or officers will be approved by the Corporate Governance Committee and such waiver will be properly disclosed by shareholders as required by law.

10.	MISCELLANEOUS

These guidelines are not intended to modify, extinguish or in any other manner limit the indemnification, exculpation and similar rights available to the directors of the Company under applicable law and/or the Company’s articles and/or its charter documents. Although these Corporate Governance Guidelines have been approved by the Board, it is expected that these guidelines will evolve over time as customary practice and legal requirements change, In particular, guidelines that encompass legal, regulatory or exchange requirements, as they currently exist will be deemed to be modified as and to the extent such legal, regulatory or exchange requirements are modified. In addition, the guidelines may also be amended by the Board at any time as it deems appropriate.

Nothing in these guidelines should be construed or interpreted as limiting, reducing or eliminating the obligation of any director, officer or employee of the Company to comply with all applicable laws. Conversely, nothing in these guidelines should be construed or interpreted as expanding applicable standards of liability under provincial or federal law for directors or officers of the Company.

Approved and Adopted by the Board Effective December 30, 2005.

SCHEDULE “B”

RUBICON MINERALS CORPORATION

(the “Company”)

RUBICON MINERALS CORPORATION
NEW STOCK OPTION PLAN

RUBICON MINERALS CORPORATION
STOCK OPTION PLAN

11.	INTERPRETATION

(a)	Defined Term - For the purposes of this Plan, the following terms shall have the following meanings:

(i)	“Associate” shall have the meaning ascribed to such term in the British Columbia Securities Act, as amended from time to time;

(ii)	“Board” means the Board of Directors of the Company;

(iii)	“Change in Control” means:

A.
a takeover bid (as defined in the British Columbia Securities Act), pursuant to which the offeror or any one acting jointly or in concert takes up and pays for Shares of the Company and, as a result of such take up and payment, the offeror holds in the aggregate more than 50% of the outstanding Shares immediately upon completion of the takeover bid;

B.	a change of control of the Board resulting from the election by the shareholders of the Company of less than a majority of the persons nominated for election by management of the Company;

C.	the sale of all or substantially all the assets of the Company;

D.	the sale, exchange or other disposition of a majority of the outstanding Shares of the Company in a single transaction or a series of related transactions;

E.	the dissolution of the Company’s business or the liquidation of its assets;

F.
a merger, amalgamation or arrangement of the Company in a transaction or series of transactions in which the Company’s shareholders receive less than a majority of the outstanding shares of the new or continuing Company; or

G.	the acquisition, directly or indirectly, through one transaction or a series of transactions, by any Person, of an aggregate of more than 50% of the outstanding Shares;

(iv)	“Committee” means the Compensation Committee appointed by the Board, or if no such committee is appointed, the Board itself;

(v)	“Company” means Rubicon Minerals Corporation, a corporation incorporated under the laws of the Province of British Columbia;

(vi)	“Date of Grant” means the date on which a grant of an Option is effective;

(vii)
“Disability” means a medically determinable physical or mental impairment expected to result in death or to last for a continuous period of not less than 12 months which causes an individual to be unable to engage in any substantial gainful activity;

(viii)	“Disinterested Shareholder Approval” means an ordinary resolution approved at a shareholders meeting by a majority of the votes cast by:

A.	the holders of the issued and outstanding Shares; and

- B2 -

B.
the holders of any securities of the Company, other than the Shares, which have a residual right to share in the earnings of the Company and in its assets upon liquidation or winding-up (“Restricted Securities”), on a basis proportionate to their respective residual equity interests in the Company, excluding votes attaching to the Shares and the Restricted Securities beneficially owned by Insiders to whom Options may be issued and Associates of those persons;

(ix)	“Effective Date” means the effective date of this Plan as set out in Section 16 hereof;

(x)	“Guardian” means the guardian, if any, appointed for an Optionee;

(xi)	“Insider” shall have the meaning ascribed to such term in the British Columbia Securities Act, as amended from time to time;

(xii)	“Market Price” means:

A.	where the Shares are listed for trading on the TSX, the last closing price of the Shares on the TSX immediately prior to the time of the grant of an Option;

B.
where the Shares are suspended from or are not listed for trading on the TSX but are listed for trading on another stock exchange or over the counter market, the closing price of the Shares on the stock exchange or over the counter market which is the principal trading market for the Company’s Shares, as may be determined for such purpose by the Committee; or

C.
where the Company is a reporting issuer, but the Shares are not listed for trading on a stock exchange or over the counter market, or where the Company is not a reporting issuer, the value which is determined by the Committee to be the fair value of the Shares, taking into consideration all factors that the Committee deems appropriate, including, without limitation, recent sale and offer prices of the Shares in private transactions negotiated at arm’s length;

(xiii)	“Option” means an option to purchase Shares granted pursuant to the terms of this Plan;

(xiv)	“Option Certificate” means the certificate to be entered into between the Company and an Optionee, specifying the terms of the Option being granted to the Optionee under the Plan;

(xv)	“Option Price” means the exercise per Share for an Option which shall be expressed in Canadian funds or in the United States dollar equivalent thereof;

(xvi)	“Optionee” means a person to whom an Option has been granted;

(xvii)
“Person” means a natural person, company, government, or political subdivision or agency of a government; and where two or more Persons act as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of an issuer, such syndicate or group shall be deemed to be a Person;

(xviii)	“Plan” means this Stock Option Plan of the Company;

(xix)	“Qualified Successor” means a person who is entitled to ownership of an Option upon the death of an Optionee, pursuant to a will or the applicable laws of descent and distribution upon death;

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(xx)	“Related Entity” means, for an issuer or person, a Person that controls or is controlled by the issuer or person or that is controlled by the same Person that controls the issuer;

(xxi)
“Reorganization” means any statutory merger, plan of arrangement, statutory consolidation, statutory compulsory acquisition, sale of all or substantially all of the assets of the Company, or sale, pursuant to an agreement with the Company, of securities of the Company;

(xxii)	“Restricted Securities” has the meaning set out in subsection 1.1(h) hereof;

(xxiii)
“Shareholder Approval” means approval by the affirmative votes of the holders of a majority of the voting securities of the Company present, or represented, and entitled to vote at a meeting duly held in accordance with applicable corporate laws;

(xxiv)	“Shares” means the common shares without par value in the capital of the Company;

(xxv)	“Term” means the period of time during which an Option may be exercised; and

(xxvi)	“TSX” means the Toronto Stock Exchange.

12.	STATEMENT OF PURPOSE

(a)
Principal Purposes - The principal purposes of the Plan are to provide the Company with the advantages of the incentive inherent in share ownership on the part of employees, officers, directors, and consultants responsible for the continued success of the Company; to create in such individuals a proprietary interest in, and a greater concern for, the welfare and success of the Company; to encourage such individuals to remain with the Company; and to attract new employees, officers, directors and consultants to the Company.

(b)
Benefit to Shareholders -  The Plan is expected to benefit shareholders by enabling the Company to attract and retain personnel of the highest caliber by offering such personnel an opportunity to share in any increase in value of the Shares resulting from their efforts.

13.	ADMINISTRATION

(a)	Board or Committee - Subject to the direction of the Board, the Plan shall be administered by the Committee.

(b)
Committee - The Committee shall administer the Plan on behalf of the Board in accordance with such terms and conditions as the Board may prescribe, consistent with this Plan. The Committee shall continue to serve until otherwise directed by the Board.

(c)
Quorum and Voting - A majority of the members of the Committee shall constitute a quorum, and, subject to the limitations in this Section 3, all actions of the Committee shall require the affirmative vote of members who constitute a majority of such quorum. No member of the Committee who is a director to whom an Option may be granted may participate in the decision to grant such Option (but any such member may be counted in determining the existence of a quorum at any meeting of the Committee in which action is taken with respect to the granting of an Option to him or her).

(d)	Powers of Committee - The Committee shall have the authority to review the following matters in relation to the Plan and to make recommendations on such matters to the Board:

(i)	administration of the Plan in accordance with its terms;

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(ii)	determination of all questions arising in connection with the administration, interpretation, and application of the Plan, including all questions relating to the value of the Shares;

(iii)
correction of any defect, supply of any information or reconciliation of any inconsistency in the Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Plan;

(iv)	prescription, amendment and rescission of the rules and regulations relating to the administration of the Plan;

(v)	determination of the duration and purpose of leaves of absence from employment which may be granted to Optionees without constituting a termination of employment for purposes of the Plan;

(vi)	with respect to the granting of Options:

A.
determination of the employees, officers, directors or consultants of the Company or a Related Entity of the Company, any Related Entity of such persons, and individuals employed by a Person providing management services to the Company, to whom Options shall be granted, based on the eligibility criteria set out in this Plan;

B.	determination of the terms and provisions of the Option Certificate which shall be entered into with each Optionee (which need not be identical with the terms of any other Option Certificate);

C.	amendment of the terms and provisions of an Option Certificate, provided the Committee obtains:

(A) the consent of the Optionee; and

(B) the approval of any stock exchange on which the Company is listed, where required;

D.	determination of when Options shall be granted;

E.	determination of the number of Shares subject to each Option;

F.	determination of the vesting schedule, if any, for the exercise of any Option; and

(vii)	all other determinations necessary or advisable for administration of the Plan.

(e)
Approvals - The Company will use its best efforts to obtain any regulatory or shareholder approvals which may be required pursuant to applicable securities laws or the rules of any stock exchange or over the counter market on which the Shares are listed.

(f)
Administration by Committee -  The Committee shall have all powers necessary or appropriate to accomplish its duties under this Plan. In addition, the Committee’s administration of the Plan shall in all respects be consistent with the policies and rules of any stock exchange or over the counter market on which the Shares are listed.

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14.	ELIGIBILITY

(a)
Eligibility for Options - Options may be granted to any employee, officer, director or consultant of the Company or a Related Entity of the Company, to a Related Entity of such persons, and to an individual employed by a Person providing management services to the Company.

(b)	Limitation - The grant of Options under the Plan is subject to the limitation that the aggregate of:

(i)	the number of Shares issuable to Insiders (including their Associates), at any time; and

(ii)	the number of Shares issued to Insiders (including their Associates), within any one year period,

under the Plan, or when combined with all of the Company’s other security based compensation arrangements, cannot exceed 10% of the issued and outstanding Shares.

(c)
No Violation of Securities Laws -  No Option shall be granted to any Optionee unless the Committee has determined that the grant of such Option and the exercise thereof by the Optionee will not violate the securities law of the jurisdiction in which the Company and the Optionee reside.

15.	SHARES SUBJECT TO THE PLAN

(a)
Number of Shares - The Board, based on recommendations by the Committee, may grant Options under the Plan from time to time to purchase an aggregate of up to a maximum of 8.5% of the number of Shares which are issued and outstanding on a rolling basis as at the Date of Grant of any Option. Such maximum number of Shares issuable under the Plan shall be made available from authorized, but unissued, Shares. The maximum number of Shares issuable under the Plan shall be adjusted, where necessary, to take account of the events referred to in Section 10 hereof.

(b)
Expiry of Option - If an Option expires or terminates for any reason without having been exercised in full, the unpurchased Shares subject thereto shall again be available for the purposes of the Plan.

(c)	Reservation of Shares - The Company will at all times reserve for issuance and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

(d)
Grants of Other Options to Purchase Shares - Neither the existence of this Plan nor any provision contained in it shall be interpreted as restricting the powers of the Board to, in its discretion, grant options to purchase Shares outside of the Plan.

16.	OPTION TERMS

(a)	Option Certificate - With respect to each Option to be granted to an Optionee, the following terms shall be specified in the Option Certificate between the Company and the Optionee:

(i)	the number of Shares subject to purchase pursuant to such Option;

(ii)	the Date of Grant;

(iii)	the Term;

(iv)	the Option Price, provided that the Option Price shall not be less than the Market Price of the Shares on the Date of Grant;

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(v)	subject to Section 6.2 below, any vesting schedule upon which the exercise of an Option is contingent; and

(vi)	such other terms and conditions as the Committee deems advisable and are consistent with the purposes of this Plan.

(b)
Vesting Schedule - The Board, taking into account the recommendations of the Committee, shall have complete discretion to set or vary the terms of any vesting schedule for each Option granted, including, without limitation, discretion to:

(i)	allow full and immediate vesting upon the grant of such Option;

(ii)	permit partial vesting in stated percentage amounts based on the length of the Term of such Option; and

(iii)	permit full vesting after a stated period of time has passed from the Date of Grant.

(c)
Amendments to Options - Amendments to the terms of previously granted Options are subject to regulatory approval, if required. In particular, if required by the TSX, Disinterested Shareholder Approval shall be required for:

(i)	a reduction in the Option Price; or

(ii)	an extension of the Term,

of a previously granted Option if the Optionee is an Insider of the Company or an Associate of an Insider at the time of the proposed amendment. In this event, only the Insider whose Option is being amended and such Insider’s Associates shall be required to abstain from voting in relation to the Disinterested Shareholder Approval.

(d)	Uniformity - Except as expressly provided herein, nothing contained in this Plan shall require that the terms and conditions of Options granted under the Plan be uniform.

(e)
Amendment of Expiration of Term of Option During Blackout Period - Notwithstanding the provisions of subsection 6.1(c) or the date of expiration of the Term of an Option determined in accordance with this Plan (“Fixed Term”), the date of expiration of the Term of an Option will be adjusted, without being subject to Board or Committee discretion, to take into account any blackout period imposed on the Optionee by the Company as follows: if the Fixed Term expiration date falls within a blackout period imposed on the Optionee by the Company or falls within 10 business days after the end of such blackout period, then the Fixed Term expiration date is to the close of business on the 10th business day after the end of such blackout period.

17.	EXERCISE OF OPTION

(a)
Method of Exercise - Subject to any limitations or conditions imposed upon an Optionee pursuant to the Option Certificate or Section 6 hereof, an Optionee may exercise an Option by giving written notice thereof to the Company at its principal place of business.

(b)
Compliance with U.S. Securities Laws - As a condition to the exercise of an Option, the Committee may require the Optionee to represent and warrant in writing at the time of such exercise that the Shares are being purchased only for investment and without any then-present intention to sell or distribute such Shares. A stop-transfer order against such Shares may be placed on the stock books and records of the Company, and a legend, indicating that the stock may not be pledged, sold or otherwise transferred unless an opinion of counsel is provided stating that such transfer is not in violation of any applicable United States federal and state securities laws, may be endorsed

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on the certificates representing such Shares in order to assure an exemption from registration. The Committee also may require such other documentation as may from time to time be necessary to comply with United States federal and state securities laws. The Company has no obligation to undertake registration of Options or the Shares issuable upon the exercise of the Options.

(c)
Payment of Option Price - The notice described in Section 7.1 shall be accompanied by full payment of the aggregate Option Price to the extent the Option is so exercised. Such payment shall be in lawful money (Canadian funds) by cheque, wire transfer or bank order.

(d)
Issuance of Certificates - As soon as practicable after exercise of an Option in accordance with Sections 7.1 and 7.3 hereof, the Company shall issue a certificate or certificates evidencing the Shares with respect to which the Option has been exercised. Until the issuance of such certificate or certificates, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to such Shares, notwithstanding the exercise of the Option. No adjustment will be made for a dividend or other right for which the record date is prior to the date the certificate is issued, except as provided by Section 10 hereof.

18.	TRANSFERABILITY OF OPTIONS

(a)	Non-Transferable - Except as provided otherwise in this Section 8 or by applicable securities laws, Options are non-assignable and non-transferable.

(b)
Death of Optionee - If an employee, officer, director or consultant of the Company or a Related Entity of the Company holding an Option directly, or indirectly through a Related Entity of such person, or an individual employed by a Person providing management services to the Company holding an Option dies, any Options held by such person or Related Entity of such person shall pass to the Qualified Successor of the Optionee, and shall be exercisable by the Qualified Successor until the earlier of one year following the date of death of such person and the expiry of the Term of the Option.

(c)
Disability of Optionee - If the employment of an employee or consultant of the Company or a Related Entity of the Company holding an Option directly, or indirectly through a Related Entity of such person, the employment of an individual employed by a Person providing management services to the Company holding an Option, or the position of a director or officer of the Company or a Related Entity of the Company holding an Option directly, or indirectly through a Related Entity of such person, is terminated by the Company or a Related Entity of the Company by reason of such person’s Disability, any Options held by such person or Related Entity of such person that could have been exercised immediately prior to such termination of service shall be exercisable by such Optionee, or by his Guardian, until the earlier of one year following the date of termination of service of such person and the expiry of the Term of the Option.

(d)
Continuance of Vesting - Under this Section 8, options held by a Qualified Successor or exercisable by a Guardian shall, during the period prior to the expiry of the Term of the Option, continue to vest in accordance with any vesting schedule to which such Options are subject, but no acceleration of such vesting shall occur (except if such acceleration is specifically authorized by the Board, taking into account any recommendation of the Committee).

(e)
Deemed Non-Interruption of Employment - Subject to any determination in writing by the Committee under subsection 3.4(e), employment shall be deemed to continue intact during any military or sick leave or other bona fide leave of absence, if the period of such leave did not exceed 90 days or, if longer, for so long as the Optionee’s right to reemployment with the Company or any Related Entity is guaranteed either by statute or by contract. If the period of such leave exceeds 90 days and the Optionee’s re-employment is not so guaranteed, then his or her employment shall be deemed to have terminated on the 91st day of such leave, unless otherwise notified in writing by the Committee.

19.	TERMINATION OF OPTIONS

(a)	Termination of Options - To the extent not earlier exercised or terminated in accordance with section 8 above, an Option shall terminate at the earliest of the following dates:

(i)	the termination date specified for such Option in the Option Certificate;

(ii)
where an employee, officer, director or consultant of the Company or a Related Entity of the Company, holding an Option directly, or indirectly through a Related Entity of such person, or an individual employed by a Person providing management services to the Company holding an Option is terminated for cause, the date of such termination for cause or such later date determined by the Board which can be no later than the expiry date of the Term of the Option;

(iii)
where an employee, officer, director or consultant of the Company or a Related Entity of the Company holding an Option directly, or indirectly through a Related Entity of such person, or an individual employed by a Person providing management services to the Company holding an Option is terminated for a reason other than such person’s Disability, death, or termination for cause, the earlier of 90 days after such date of termination and the expiry date of the Term of the Option; and

(iv)	the date of any sale, transfer, assignment or hypothecation, or any attempted sale, transfer, assignment or hypothecation, of such Option in violation of Section 8.1 above.

(b)
No Acceleration of Vesting - For greater certainty, in the event of termination of an Option under subsections 9.1(b), (c) or (d) above, unless otherwise set out in the Option Certificate for such Option or as otherwise determined by the Board (taking into account any recommendations of the Committee) at any time and subject to the Optionee’s rights under sections 10.4 and 10.6:

(i)	there shall be no acceleration of the vesting period of any Option terminated under subsections 9.1(b), (c) or (d); and

(ii)	the original vesting schedule of any Option which will be terminated under subsection 9.1(c) shall continue during the 90 day termination period referred to in subsection 9.1(c).

(c)
Termination In Connection With Reorganization - After the completion of a Reorganization described in Section 10.2, if an Optionee has received an Assumed Option or a Substituted Option (each as described in Section 10.2) and such Optionee’s position is terminated in the circumstances described in subsection 9.1(c), the provisions of subsection 9.1(c) and the related provisions of Subsection 9.2 shall apply mutatis mutandis except that, if a longer period than the 90-day period set out in subsection 9.1(c) is provided for in the equivalent provisions of the stock option plan, agreement, certificate or other instrument governing the Assumed Option or Substituted Option, then such longer period shall apply.

(d)
Lapsed Options - If Options are surrendered, terminated or otherwise expire without being exercised in whole or in part, new Options may be granted covering the Shares not purchased under such Options, provided that the Company complies with the relevant rules of the TSX.

20.	ADJUSTMENTS TO OPTIONS

(a)
Alteration in Capital Structure - If there is any material alteration in the capital structure of the Company through or by means of a declaration of stock dividends of the Shares or consolidations, subdivisions or reclassifications of the Shares, or otherwise, the number of Shares available under the Plan, the Shares subject to any Option and the Option Price therefor shall be adjusted proportionately by the Board and, if required, approved by the TSX or any other stock exchange having authority over the Company or the Plan, and such adjustment shall be effective and binding for all purposes of the Plan.

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(b)
Corporate Reorganization Where Company is Acquired - In the event of a Reorganization in which the Company is not the surviving or acquiring corporation, or in which the Company is or becomes a wholly-owned subsidiary of another corporation as a result of such Reorganization becoming effective, the acquiring corporation or entity shall be required to provide for:

(i)	the assumption of each Option granted under this Plan (“Assumed Option”); or

(ii)	the substitution of another option of equivalent value therefor (“Substituted Option”); or

(iii)	the distribution to each eligible Optionee of securities, property or cash of appropriate value (as determined by the Board),

such that the right to receive Shares on the exercise of an Option shall be converted into the right to receive such securities, property or cash which the Optionee would have received upon such Reorganization if the Optionee had exercised his Option immediately prior to the record date applicable to such Reorganization, and where applicable, the exercise price shall be adjusted proportionately by the Board and such adjustment shall be binding for all purposes of the Plan.

10.3 Amalgamation, Merger or Arrangement Where the Company is Not Acquired - If the Company amalgamates, merges or enters into a plan of arrangement with or into another corporation in circumstances other than as subscribed in section 10.2 above, the right to receive Shares on the exercise of an Option shall be converted into the right to receive such securities, property or cash which the Optionee would have received upon such amalgamation, merger or arrangement if the Optionee had exercised his Option immediately prior to the record date applicable to such amalgamation, merger or arrangement, and where applicable, the exercise price shall be adjusted proportionately by the Board and such adjustment shall be binding for all purposes of the Plan.

10.4 Acceleration of Vesting on Change in Control - Upon a Change in Control, all Options shall become immediately exercisable, notwithstanding any contingent vesting provisions to which such Options may have otherwise been subject. To the extent possible, the Committee or the Board shall give notice to Optionees not less than 30 days prior to the consummation of a Change in Control.

10.5 Determinations to be Made - Adjustments and determinations under this Section 10 shall be made by the Committee or the Board, whose decisions as to the adjustments or determinations which shall be made, and the extent thereof, shall be final, binding, and conclusive.

10.6 Effect of a Takeover - If a bona fide offer (the “Offer”) for Shares is made to an Optionee or to shareholders generally or to a class of shareholders which includes the Optionee, which Offer constitutes a takeover bid within the meaning of section 92 of the British Columbia Securities Act, as amended from time to time, the Company shall, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon any Option held by an Optionee may be exercised in whole or in part by the Optionee notwithstanding any contingent vesting provisions to which such Option may have otherwise been subject, so as to permit the Optionee to tender the Shares received upon such exercise (the “Optioned Shares”) to the Offer. If:

(iv)	the Offer is not completed within the time specified therein; or

(v)	all of the Optioned Shares tendered by the Optionee pursuant to the Offer are not taken up and paid for by the offeror pursuant thereto;

the Optioned Shares or, in the case of clause (b) above, the Optioned Shares that are not taken up and paid for, may be returned by the Optionee to the Company and reinstated as authorized but unissued shares and with respect to such returned Optioned Shares, the Option shall be reinstated as if it had not been exercised, and any vesting

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schedule shall also be reinstated. If any Optioned Shares are returned to the Company under this Section, the Company shall refund the exercise price to the Optionee for such Optioned Shares.

21.	TERMINATION AND AMENDMENT OF PLAN

(a)
Power to Terminate or Amend Plan - Subject to the approval of any stock exchange on which the Company’s securities are listed, the Board may terminate, suspend or amend the terms of the Plan; provided, however, that, except as provided in Section 10 above, and as long as the Company is a “reporting issuer” under the securities laws of any jurisdiction in Canada, the Board may not amend the Plan in any of the following respects without obtaining, within 12 months either before or after the Board’s adoption of a resolution authorizing such action, Shareholder Approval, and, where required, Disinterested Shareholder Approval:

(i)	increase the fixed maximum number or percentage of Shares which may be issued under the Plan;

(ii)	materially increase the benefits accruing to participants under the Plan;

(iii)	add any form of financial assistance;

(iv)	make any amendment to a financial assistance provision which is more favourable to participants under the Plan.

For greater certainty, the Board may make any amendment to the terms of the Plan other than as described at subsections 11.1(a) to (d) above without obtaining Shareholder Approval, including the following types of amendments:

(v)	amendments made for the purpose of correcting typographical or clerical errors, clarifying ambiguities or matters of interpretation, or updating statutory or regulatory references;

(vi)
the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the Company, including a “cashless exercise” feature, payable in cash or shares; or

(vii)	amendments for the purpose of complying with the requirements of any applicable regulatory authority or responding to legal or regulatory changes.

(b)
No Grant During Suspension of Plan - No Option may be granted during any suspension, or after termination, of the Plan. Amendment, suspension or termination of the Plan shall not, without the consent of the Optionee, alter or impair any rights or obligations under any Option previously granted.

22.	CONDITIONS PRECEDENT TO ISSUANCE OF SHARES

(a)
Compliance with Laws - Shares shall not be issued pursuant to the exercise of any Option unless the Shares are fully paid and non-assessable and the exercise of such Option and the issuance and delivery of such Shares comply with all relevant provisions of law, including, without limitation, the United States Securities Act of 1933, as amended, any applicable state or provincial securities or corporate laws, the rules and regulations promulgated thereunder, and the requirements of any stock exchange upon which the Shares may then be listed or otherwise traded.

(b)
Regulatory Approval to Issuance of Shares - The Company’s inability to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability with respect to the failure to issue or sell such Shares.

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23.	USE OF PROCEEDS

(a)
Use of Proceeds - Proceeds from the sale of Shares pursuant to the Options granted and exercised under the Plan shall constitute general funds of the Company and shall be used for general corporate purposes.

24.	NOTICES

(a)
Notices - All notices, requests, demands and other communications required or permitted to be given under this Plan and the Options granted under this Plan shall be in writing and shall be either served personally on the party to whom notice is to be given, in which case notice shall be deemed to have been duly given on the date of such service; faxed or by electronic communication, in which case notice shall be deemed to have been duly given on the date the facsimile or electronic communication is sent; or mailed to the party to whom notice is to be given, by first class mail, registered or certified, return receipt requested, postage prepaid, and addressed to the party at his or its most recent known address, in which case such notice shall be deemed to have been duly given on the tenth postal delivery day following the date of such mailing.

25.	MISCELLANEOUS PROVISIONS

(a)	No Obligation to Exercise - Optionees shall be under no obligation to exercise Options granted under this Plan.

(b)
No Obligation to Retain Optionee - Nothing contained in this Plan shall obligate the Company or any Related Company to retain an Optionee as an employee, officer, director, or consultant for any period, nor shall this Plan interfere in any way with the right of the Company or any Related Company to reduce such Optionee’s compensation.

(c)	Binding Agreement - The provisions of this Plan and each Option Agreement with an Optionee shall be binding upon such Optionee and the Qualified Successor or Guardian of such Optionee.

(d)	Use of Terms - Where the context so requires, references herein to the singular shall include the plural, and vice versa, and references to a particular gender shall include either or both genders.

(e)	Headings - The headings used in this Plan are for convenience of reference only and shall not in any way affect or be used in interpreting any of the provisions of this Plan.

(f)	No Representation or Warranty - The Company makes no representation or warranty as to the future market value of any Shares issued or issuable in accordance with the provisions of this Plan.

26.	EFFECTIVE DATE OF PLAN

(a)	Effective Date of Plan - This Plan shall become effective on the date of its acceptance by the shareholders of the Company.

(b)
Rollover from Prior Stock Option Plans - On the Effective Date, this Plan shall supersede all prior stock option plans of the Company and all outstanding stock options granted under prior stock option plans of the Company shall be rolled over into and be subject to the terms and conditions of this Plan.

________________________
Authorized Signatory

Date approved by the Board of the Company: March 30, 2007

SCHEDULE “C”

RUBICON MINERALS CORPORATION

(the “Company”)

DESCRIPTION OF ALASKA PROPERTY AND NEVADA PROPERTIES

Alaska Properties

Block B and Goodpaster Option Properties

Location and Ownership

Evanachan Alaska owns a 100% legal interest (and McEwen Capital owns the beneficial interest) in the mineral rights to 2,154 mineral claims known as the Block B Property in east-central Alaska, U.S.A. Evanachan also acquired an option from Rimfire Minerals Corporation to earn an interest in certain mining claims known as the Goodpaster project that are adjacent to the Block B lands. The Block B Property covers an area of approximately 330,000 acres while the Goodpaster project lands cover approximately 182,200 acres. The Block B and Goodpaster lands are located in the Goodpaster Mining District about 150 km ESE of Fairbanks (population 85,000) and 65 km NE of Delta Junction, Alaska (population 4,500). At its nearest point, the Block B/Goodpaster lands are within 18 km of Delta Junction while the farthest point of the Block B/Goodpaster lands are within 105 km northeast of Delta Junction.

The Pogo gold mine, operated by Teck Cominco in joint venture with Sumitomo Metal Mining, is at the approximate center of the Block B claim holdings. Other than the 83 km long Pogo mine access road (restricted to mine use only) there are no other all-season roads accessing the BlockB/Goodpaster claims. Two historic overland winter trails access the BlockB/Goodpaster lands, both of which have their trail head at Quartz Lake, approximately 25 kilometers north of Delta Junction. The southeastern-most point of the BlockB/Goodpaster lands are within 3 km of the Quartz Lake trail head and 6 km of the paved, all-season Richardson Highway, the main highway linking Fairbanks with Canada (via the Alcan Highway) and Valdez, an all-season port on the south coast of Alaska. Access to most parts of the BlockB/Goodpaster lands is via helicopter at the current time. By agreement with the State of Alaska, Teck Pogo Inc., the operating entity at the Pogo gold mine, has exclusive use of the 83 km long road connecting the Pogo mine to the paved, all season Richardson Highway. Commecial electrical power lines parallels the Pogo access road. The Pogo mine access road and electrical power line cross the northwestern portion of the Block B/Goodpaster lands. Third parties, such as other mining companies, can apply to the State Department of Natural Resources for permission to utilize the Pogo access road on both a long and short term basis. If the proposed usage is found to be compatible with the purposes for which the road was built, access will be granted and a cost sharing arrangement with Teck Pogo for maintenance of the road can be negotiated.

Fairbanks is the main commercial hub in east-central Alaska and provides commercial rail, international fixed wing and rotary air and heavy truck/equipment services as well as most industrial services, including most services required for initial exploration and development of the BlockB/Goodpaster lands. Delta Junction provides limited services to the BlockB/Goodpaster lands, including hotels, small hardware and lumber supplies, fuel and food services. Commercial electrical power is available along the Richardson Highway between Fairbanks and Delta Junction and extends along the Pogo mine access road to service the Pogo mine.

Regional Geology

The Alaska Properties surround the Pogo Mine of Teck Cominco Limited and Sumitomo Metal Mining Co., Ltd., which poured its first gold in February, 2006 and is nearing rated commercial production. The mine is expected to produce between 350,000 and 500,000 ounces of gold annually over a 10 year mine life (source: Teck_Cominco website and public disclosure).

The Block B/Goodpaster lands are located in the Yukon Tanana uplands physiographic province in east-central Alaska. Geologically this part of Alaska is referred to as the Yukon-Tanana terrane (YTT) (Nokleberg, et al, 1994). The YTT is a largely metamorphic and igneous province which is bounded on the north by the Tintina Fault and on the south by the Denali Fault. These parallel, dextral strike slip faults form regional sutures that have documented offset of up to 400 km of offset since the late Cretaceous (Day and others, 2003; Foster and others, 1977a, 1978, 1983; 1987; 1994). Conjugate to these large scale structures are numerous northeast-trending faults, such as the

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Shaw Creek and Volkmar Faults, which dissect the YTT (Weber and others, 1976, LeLacheur, 1991, Smith, 1998, 1999, Smith and others, 1999, 2000). Large scale, northwest-trending sympathetic faults also occur between the Denali and Tintina Faults, including the Pogo and Camp Creek faults and the Richardson lineament. Rocks comprising the YTT are poly-deformed and poly-metamorphosed, mid-Paleozoic and older, sedimentary, volcanic and plutonic rocks which are intruded by mid-Cretaceous to early Tertiary plutonic and minor volcanic rocks. East of the Shaw Creek Fault, where most of the Block B/Goodpaster lands are situated, the terrane is dominated by amphibolite grade and locally higher grade rocks. West of the Shaw Creek Fault the regional metamorphic grade is in the greenschist facies. This configuration suggests that rocks east of the Shaw Creek Fault represent deeper erosional levels due to greater uplift.

Property Geology - Stratigraphy, Structure and Alteration

The Goodpaster Mining District is underlain by a basement of high grade Paleozoic-age metamorphic rocks forming a core complex or gneiss dome (Freeman, 2004). The central portion of the dome is occupied to a large extent by augen gneiss. Flanking the augen gneiss core are coarse-grained, banded gneisses and schist of sillimanite grade. North of the banded gneisses are garnet-bearing gneisses and schists with local sillimanite, whereas to the south are lower grade schists and quartzite containing muscovite, calc-silicates and minor garnet. The Pogo gold deposit is hosted largely by biotite gneiss forming the northwest portion of the metamorphic complex. The Block B/Goodpaster project surrounds this gneiss dome and extends across the Shaw Creek fault along the northwestern edge of the claim block.

Recent exploration discoveries in Alaska and the adjacent Yukon Territory have outlined a series of distinctive mineral occurrences which appear to be genetically related to mid-Cretaceous (90-105 Ma) and early Tertiary (60-70 Ma) plutonic activity. These two subduction related plutonic events affected a large area of northwestern British Columbia, Yukon, Alaska and the Russian Far East  (Hart and others, 2002, Flanigan and others, 2000a, Flanigan and others, 2000b, Mortensen and others, 2000, McCoy, 1999, McCoy and others, 1997, Bundtzen and Miller, 1997, McCoy and others, 2002, Eremin, 1995).

A synthesis of this information suggests a mineral deposit model in which metal and high CO2 bearing fluids fractionate from ilmenite series, I-type intrusions during the late phases of differentiation (porphyritic granites). Depending on the rate of ascent of these hydrothermal fluids, the level of the crust they reach before depositing their metallic budget and their associated intrusive rocks, two distinctly different metallogenic systems can form, in some cases in the same mineral prospect. In deeper, higher pressure settings gold mineralization can form at higher temperatures (400-600oC) and low sulfur fugacities. Such systems are characterized by elevated Au-Bi-Te-W-As mineralization. Sulfur-depleted metallic minerals such as native bismuth, native arsenic, maldonite and loellingite often form in such environments. These higher temperature systems display isotopic, trace element and fluid inclusion evidence suggesting almost exclusively magmatic fluid involvement. In higher level, lower pressure settings, mineralization forms at lower temperatures (250-400oC) and higher sulfur fugacities and is characterized by elevated Au-Ag-As-Cu-Sb±Hg±Pb±Zn. These lower temperature systems display isotopic, trace element and fluid inclusion evidence suggesting significant meteoric water mixing.

1.  Using the above exploration model, seven different potentially economic gold deposit types have been identified in Interior Alaska, four of which are known to exist in the Goodpaster Mining District. They are:

1.
Gneiss or high-grade schist-hosted quartz veins proximal to causative intrusives. Metals associated include Au, As, Bi, and Te and possibly Cu and W. The Pogo deposit (5.6 Moz gold) is the best example of such mineralization. Mineralization is genetically related to plutonic activity but is not hosted in intrusive rocks. Other examples of this style of mineralization in the Goodpaster District include the Grey Lead and Hilltop prospects and possibly the LMS prospect.

2.
Stockwork-shear style mineralization hosted in porphyritic intermediate to felsic intrusives. Mineralization contains Au with anomalous Bi, Te, W and trace Mo. Examples include Fort Knox mine (7.2 Moz gold) and Dublin Gulch (+1 Moz gold, Yukon Territory). There is a strong genetic relationship between host intrusion and gold mineralization. Other examples of this style of mineralization in the Goodpaster District include the Michigan, Lower Trench and Upper Trench prospects.

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3.
Porphyritic stockwork with intrusion/schist shear hosted Au-As-Sb (Ryan Lode, 2.4 Moz gold) with a strong genetic relationship between host intrusion and gold mineralization. Other examples of this style of mineralization in the Goodpaster District include the LMS prospect.

4.
Au ± base metal, ± Ag ± W ± Bi intrusion hosted mineralization with a possible genetic relationship between precious metal mineralization and intrusion. Examples include Dolphin deposit in the Fairbanks District (0.6 Moz gold). Other examples of this style of mineralization in the Goodpaster District include the Blue Lead and Grizzly Bear prospects.

5.
Structurally controlled mineralization hosted by schist-only high angle shear zones and veins. Associated metals include Au, As, Sb, Ag, Pb and W in low sulfide quartz-carbonate veins. Alteration adjacent to veins is pervasive quartz-sericite-sulfide alteration that can extend for up to one mile from the source structure. Deposits were mined heavily prior to World War II and are noteworthy because of their exceptional grades (+1 to +5,000 opt Au). Examples from the Fairbanks District include Cleary Hill (280,000 oz production), Christina, Hi Yu (110,000 oz production) and Ester Dome veins. There are no known examples of this style of mineralization in the Goodpaster District.

6.
Low angle, disseminated, carbonate-hosted Au-As-Sb mineralization associated with brittle thrust or detachment zones distal to generative intrusives. Examples include Gil Extension (0.4 Moz gold) and True North (2 Moz gold), both in the Fairbanks District. There are no known examples of this style of mineralization in the Goodpaster District.

7.
Shear-hosted monominerallic massive stibnite pods and lenses. Trace As, Au, Ag and Pb but these prospects are noteworthy because they appear to represent the most distal end members of the intrusive gold hydrothermal systems. Examples include Scrafford mine in the Fairbanks District and Stampede mine in the Kantishna District. There are no known examples of this style of mineralization in the Goodpaster District.

Previous Exploration - Block B Project Lands

Evanachan has to date spent a total of US$1,019,000 on exploration on the Block B Property. Of this total, staking and initial recording/claim rental charges in 2006 amounted to approximately $413,000 and second year (2007) claim rental charges totalled $103,125. Field exploration expenditures for the 2006 work program totalled approximately $342,000. Year-to-date 2007 expenditures are approximately $265,000 which included pre-paid diamond core drill and helicopter charges of $226,000.

Field exploration efforts at Block B were completed between August 18 and September 9, 2006. Field work consisted of pan concentrate, stream sediment and rock sampling over about 60% of the Block B lands. These lands comprise the western and eastern portions of the claim block. Geochemical sampling included collection of 765 stream sediment samples, 572 pan concentrate samples and 41 rock samples. Stream silt and a pan concentrate samples were collected at each sample site along a given drainage. Both samples were collected from the high-energy side of the stream drainage. Samples were collected on a maximum 400 meter spacing except at the forks of streams or on small side drainages where such spacing may not be possible. Silt samples consisted of approximately 500 - 1,000 grams of fines while pan concentrates consisted of 250-500 grams of concentrate panned from the -10 mesh fraction of 3 heaping pans. Rock samples were collected wherever alteration of mineralization was seen in rubble crop or outcrop. All samples were prepared and analyzed by Alaska Assay in Fairbanks, Alaska for gold by fire assay techniques and a multi-element suite by inductively coupled plasma emission spectrography using four-acid digestion procedures. Geochemical results were plotted in a geographic information system database and statistical analyses performed on the data to determine areas where anomalous gold and gold-pathfinder elements were detected. A total of four anomalous zones of mineralization were detected and will be the focus of initial exploration efforts in 2007.

Previous Exploration - Goodpaster Project Lands

In 1998, Rimfire acquired an extensive land position in the Pogo area following a comprehensive district-wide data compilation and evaluation program. Subsequently, joint venture partners Western Keltic (with subsequent equity financing from Barrick Gold), Hyder Gold and AngloGold have spent in excess of C$4.5 million on surface

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exploration and drilling on several prospects within the claim block. In anticipation of the startup of production at Pogo and a significant nearby discovery made by AngloGold, Rimfire has aggressively acquired additional ground in 2005 based on a renewed understanding of the critical controls on mineralization (Rimfire Website and news releases).

AngloGold conducted 3158 meters in drilling in 2003/04 to test a gold (>25ppb) arsenic-bismuth-antimony soil anomaly, measuring 1500m x 300m on the ER property. Holes cut widespread alteration enveloping multiple quartz-sulphide veins and vein breccias, some containing visible gold. Results included 3.9 meters of 1.10 gpt Au in ER03-1 and 0.5 m of 63.1 gpt Au. Several features encountered in the drilling indicate a system closely related to that found at Pogo.

At the Eagle Property, AngloGold conducted drilling totaling 2778 meters testing portions of a 2.0 x 0.5 km gold-arsenic-bismuth-antimony-tungsten soil anomaly in an area of virtually no outcrop exposure. Drilling followed up a 2000 intersection of 18.7 meters of 0.44 gpt Au. Gold-bearing stockwork mineralization and alteration is present in all the 2004 holes. Future work will focus on identifying structural and potentially high grade controls to mineralization.

Gold-bearing surface mineralization discovered at the Boundary and SE Surf zones, has returned assays up to 24.8 gpt (0.72 oz/ton) gold. Mineralization is associated with kilometre-scale gold, bismuth, arsenic soil anomalies. 2000 drilling by Barrick at the Boundary Zone intersected visible gold in 3 of 4 holes that occurs in sheeted 1-5 cm quartz-pyrite-pyrrhotite-bismuthinite veinlets. Similar sheeted veinlets at the Pogo Deposit and nearby "Hill 4021" Zones (also on the Pogo Property) occur as haloes about ore-bearing structures. Distinctive biotite-bearing shear veins at the Daydreamer occurrence are strikingly similar to those within the Pogo Deposit where they are interpreted as precursors to ore veins. Numerous geochemical and geophysical targets have yet to be evaluated by detailed surface work or drilling which is planned for 2007.

Future Expenditures

Pursuant to the Letter Agreement, the Company agreed to spend $2,500,000 to explore the Block B Property and the property comprised in the Goodpaster Option in each of the first two years following closing of the Property Acquisitions (for a total of $5,000,000 over two years). The Company and Evanachan have also agreed to prepare and approve a program and budget for an exploration program for the first year on the Alaska Properties of approximately $3,000,000 and Evanachan will advance to its consultants certain amounts (subject to approval from the Company) of the amount budgeted to commence preparations for such exploration program prior to closing of the Property Acquisitions and the Offering, such advance to be repaid to Evanachan from the proceeds of the Offering.

References Cited

Bundtzen, T.K. and Miller, M.L., 1997, Precious metals associated with :late Cretaceous - Early Tertiary igneous rocks of southwestern Alaska in Goldfarb, R.J., ed. Ore Deposits of Alaska, Economic Geology Monograph, No. 9, Society of Economic Geologists, pp 242-286.

Eremin, R.A., 1995, Lode gold deposits of the Magadan region, northeast Russia in Bundtzen, T.K., Fonseca, A.L. and Mann, R., 1995, Geology and Mineral Deposits of the Russian Far East: Alaska Miners Assoc. Spec. Symp. Vol. 1, pp. 39-49.

Day, W.C., Aleinikoff, J.N., Roberts, P., Smith, M., Gamble, B.M., Henning, M.W., Gough, L.P. and Morath, L.C., 2003, Geologic map of the Big Delta B-2 quadrangle, east-central Alaska: U.S. Geol. Surv. Geol. Inv. I-2788, 11 pp., 1 map.

Flanigan, B, Freeman, C., McCoy, D., Newberry, R., and Hart, C., 2000a, Paleo-reconstruction of the Tintina Gold Belt-implications for mineral exploration: The Tintina Gold Belt: concepts, exploration and discoveries, BCYCM Spec. Vol. 2 (Cordilleran Roundup Jan. 2000), pp. 35-48.

Flanigan, B., Freeman, C., Newberry, R., McCoy, D., and Hart, C., 2000b, Exploration models for mid and Late Cretaceous intrusion-related gold deposits in Alaska and the Yukon Territory, Canada, in Cluer, J.K., Price, J.G., Struhsacker, E.M., Hardyman, R.F., and Morris, C.L., eds., Geology and Ore Deposits 2000: The

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Great Basin and Beyond: Geological Society of Nevada Symposium Proceedings, May 15-18, 2000, p. 591-614.

Foster, H.L.; Dusel-Bacon, C. and Weber, F. R., 1977a, Reconnaissance geologic map of the Big Delta C-4 quadrangle, Alaska: U.S. Geol. Surv. Open File Rept. 77-262, 1 map.

Foster, H. L.; Weber, F. R. and Dusel-Bacon, C., 1977b, Gneiss Dome in the Big Delta C-4 quadrangle, Yukon-Tanana uplands, Alaska in Blean, K. M., ed., The U.S. Geological Survey in Alaska--Accomplishments during 1976: U.S. Geol. Surv. Circ. 751-B, p. 833.

Foster, H. L.; Albert, N. R. D.; Griscom, A.; Hessin, T. D.; Menzie, W. D.; Turner, D. L. and Wilson, F. H., 1979, Alaskan Mineral Resource Assessment Program: Background Information to Accompany folio of Geologic and mineral resource maps of the Big Delta Quadrangle, Alaska: U.S. Geol. Surv. Circ. 783, 19 p.

Freeman, C.J., 2004, Executive summary report for the Rob gold property, Goodpaster Mining District, Alaska: National Instrument 43-101 report fo Freegold Recovery Inc., 25p.,

Hart, C.J.R., McCoy, D.T., Smith, M, Roberts, P., Hulstein, R., Bakke, A.A., and Bundtzen, T.K., 2002, Geology, exploration and discovery in the Tintina Gold Province, Alaska and Yukon: Soc. Econ. Geol., Spec. Pub. 9, p. 241-274.

LeLacheur, E.A., 1991, Brittle-fault hosted gold mineralization in the Fairbanks District, Alaska: Univ. Alaska, Unpub. M.S. Thesis, 154 p.

McCoy, D.T.; Newberry, R.J.; Layer, P., DiMarchi, J.; Bakke, A.; Masterman, J.S. and Minehane, D.L., 1997, Plutonic-related gold deposits of interior Alaska: in Econ. Geol. Mono. 9, “Mineral Deposits of Alaska”, pp. 191-241.

McCoy, D.T., Newberry, R. J., Severin, K., Marion, P., Flanigan, B. and Freeman, C.J., 2002, Paragenesis and metal associations in Interior Alaska gold deposits: an example from the Fairbanks District: Mining Engineering, Jan., 2002, p. 33-38.

Nokleberg, W.J., Brew, D.A., Grybeck, D., Yeend, W., Bundtzen, T.K., Robinson, M.S., Smith, T.E., 1994, Metallogeny and major mineral deposits of Alaska, in Plafker, G., and Berg, H.C., eds, The Geology of Alaska: Boulder, Colorado, Geological Society of America, The Geology of North America, v. G-1, p. 855-903.

Smith, M., 1998, 1998 Exploration update on the Pogo property, Goodpaster River District, Alaska: (abstr) Alaska Miners Association 1998 Annual Convention, p. 57-58.

Smith, M., 1999, Gold mineralization on the Pogo claims, East-central Alaska: (abstr) Sixteenth Annual Cordilleran Exploration Roundup, p. 21.

Smith, M, Thompson, J.F.H., Moore, K.H., Bressler, J.R., Layer, P., Mortensen, J.K., Abe, I., and Takaoka, H., 2000, The Liese Zone, Pogo Property: A new high-grade gold deposit in Alaska: The Tintina Gold Belt: concepts, exploration and discoveries, BCYCM Spec. Vol. 2 (Cordilleran Roundup Jan. 2000), pp. 131-144.

Smith, M, Thompson, J.F.H., Bressler, J.R., Layer, P., Mortensen, J.K., Abe, I., and Takaoka, H., 1999, Geology of the Liese Zone, Pogo Property, East-Central Alaska: SEG Newsletter, No. 38, pp. 12-21.

Nevada Properties

The Nevada Properties are at an early stage of exploration. Internal reports of Lexam indicate that precious and base metal mineralization may be present on the mineral rights but additional work will need to be carried out by the Company to investigate and substantiate these reports. Information in the following description of the Nevada Properties was provided to the Company by Lexam.

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Location and Ownership

The Nevada Properties consist of approximately 225,000 gross acres (190,000 net acres). The properties are located in Elko County and are situated immediately north and northeast of Wells, Nevada. The Nevada Properties are accessible from numerous federal and state highways, county roads, BLM and USFS maintained roads, and private roads. Interstate 80 passes through the southern portion of the Nevada Properties.

Sufficient water is available through purchase from ranchers to support exploration drilling, but there have been no investigations regarding availability of water for a mining operation. Electric power is generally available for the mines throughout the region.

Regional Geology

Contact Mining District: Is underlain by the Miocene Humboldt Formation which unconformably overlies the Jurassic Contact Granodiorite and Palaeozoic carbonates. The Humboldt Formation consists of 500 to 1,000 ft of interbedded conglomerate, arkose, fine grained sediments and volcanoclastic sediments. The dominant structural features are graben faults striking N10°E parallel to the Trout Creek drainage and to hot spring occurrences which extend north into Idaho. The Contact Granodiorite is elongated along an east-west structural trend and parallels a mineral belt which includes the northern Independence Range gold deposits.

Toano Property: Is underlain by Palaeozoic carbonate and clastic sediments, Tertiary and possibly older intrusives, and alluvium. Ordovician, Silurian and Devonian limestones, dolomites, siltstones, shales and quartzites are the major units found in the area. The younger Diamond Peak-Chainman Shale Formation is in fault contact with Devonian carbonates in the northeast corner of the property. The Nevada Properties consist predominantly of Ordovician to Permian carbonate and clastic sedimentary rocks representing various thrust plates; the thrusting occurred during the late Jurassic to early Tertiary compressive event. Lying above these units are Tertiary volcanic flows and sediments.

The Toano Range has been the site of periodic plutonism from the Jurassic to the Tertiary. In the south portion of the range, the 152 million year old Silver Zone Pass granodiorite intrudes metamorphosed Cambrian-Proterozoic carbonates while in the northern part of the range the Paleozoic carbonate and clastic rocks have been intruded by the 37 million year old Castle Park pluton (granodiorite).

The intrusives in the area have metamorphosed the sedimentary rocks to calc-silicate skarns which are the host of base and precious metal mineralization, and marble. The Toano Range is also structurally complex, with high angle faults intersecting each other and flat lying thrust faults on the east side of the range. Low angle normal faults also locally place Devonian rocks on Ordovician rocks. The range is divided into northern and southern structural blocks by a detachment fault located between Silver Zone Pass and the north end of the range. Targeted commodities include gold in jasperoid and calc-silicate skarns. The main alteration in the northern part of the range, primarily consists of a narrow metamorphic aureole around the Castle Park pluton and silicification, iron-gossans and marble and cross-cutting quartz veins.

Jackson Mine Recon Area: It is underlain by Devonian, Mississippian and Permian sedimentary units. The basal Guilmette Formation, consisting of bedded to massive limestone and dolomite, occurs at various prospects along the property. It is unconformably overlain by the Tripon Pass Limestone or Chairman Shale- Diamond Peak Formation. Brecciated siliceous rocks, up to 100 ft thick, structurally overlie the Guilmette Formation in some areas, and are typically of jasperoid composition. Overlying these rocks is a package of Permian sediments, including the Third Fork, Badger Gulch, Trapper Creek and Grandeur Formations.

Mineralization is controlled by stratigraphy, structure and intrusives. The structure is complex and consists of a dominant WNW-ESE trending fault set with cross-cutting features. Precious and base metal occurrences are documented by Lexam to be confined to Palaeozoic and Mesozoic rock units.

Antelope Peak Recon Area: The property consists predominantly of Ordovician to Permian carbonate and clastic sedimentary rocks representing various thrust plates; the thrusting occurred during the late Jurassic to early Tertiary compressive event. Lying above these units are Tertiary volcanic flows and sediments.

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The major fault in the property area runs north-south and dips 55° to 70° to the west, forming a prominent, strongly silicified outcrop with a strike length of about 3,000 ft. Smaller silicified faults also exist in the area. A major normal range front fault is present along the western margin of the Snake Mountain Range and has down dropped the basin to the west. The basin is now filled with Quaternary alluvium.

Mineralization occurs predominantly as silicification along faults and in the Tertiary siltstone and conglomerate. Quartz veins, related to the faulting, are reported and range up to 5 ft in width, while the veining in the sediments cuts through at various angles and may be up to 2 inches wide. Barite occurs as bedded deposits in black chert, argillite, shale, and limestone of the Ordovician Valmy Formation. The Roberts Mountain Thrust Fault is documented to outcrop along the Snake Mountain Range and rocks of the ‘lower plate’ which host significant mineralization in the Carlin trend and other parts of Nevada are also present. Lexam report gold and related arsenic, antimony and mercury values on its property which require confirmation by the Company. This area thus ranks as a high priority target for follow up.

Leach Mountain Recon Area: Is underlain by Devonian to Permian sediments, and the geological setting is very similar to that of the Jackson Mine Recon Area. Permian age thick carbonate and clastic units comprise the majority of the exposed rocks in the Leach Mountains, unconformably overlying the Mississipian age units. Mesozoic rocks in the area include Triassic sedimentary rocks (shaley limestones and siltstones) and several Jurassic to Cretaceous intrusions.

Pilot Mountain Range: Is a north-trending fault block composed of a metamorphosed Cambrian and late Proterozoic core and overlying Cambrian to Permian miogeoclinal strata and Tertiary igneous, volcanic and non-marine sediments. The structures and strata are gently warped about an east-trending axis, dipping south and north from the central core. A detachment fault, the Pilot Peak Decollement, separates the overlying unmetamorphosed rocks from the older, metamorphosed core. Strata above the detachment fault are cut by faults nearly parallel to bedding and by a younger set of normal faults that have rotated tilt blocks into the detachment. In the northern part of the Pilot Range, the principal target metals include copper, lead, silver, zinc and iron, which Lexam suggest occur predominantly as replacement and fracture fillings in Ordovician, Silurian and Devonian age limestones and dolomites.

Exploration

The Nevada Properties have been subjected to various exploration techniques including mapping, rock and soil sampling, geophysical surveys and additional RC drilling. Since Lexam acquired the properties in 1993, approximately $1.0 million has been expended on exploration activities.

Future Expenditures

Pursuant to the terms of the Letter Agreement, the Company agreed to spend a minimum of $500,000 on exploration of the Nevada Property in the first twelve months after closing of the Offering and the Property Acquisitions.